SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2009 and on September 30, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month periods

Beginning on July 1, 2009 and 2008

and ended September 30, 2009 and 2008

Company	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of September 30, 2009

Presented in comparative form

Stated in thousands of Pesos

Fiscal year No. 67 beginning July 1st, 2009

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, floor 23th, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.12%

Information related to subsidiary companies is shown in Note 1.a.

CAPITAL COMPOSITION (Note 13 to the unaudited basic financial statements)

Type of share	Authorized for Public Offer of Shares (*)	In thousands of pesos
		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	84,279	66,562
Investments (Note 6)	321,537	335,234
Accounts receivable, net (Note 7)	218,591	263,471
Other receivables and prepaid expenses (Note 8)	173,857	201,703
Inventories (Note 9)	24,464	24,899

Total Current Assets	822,728	891,869

NON-CURRENT ASSETS
Accounts receivable, net (Note 7)	16,363	6,626
Other receivables and prepaid expenses (Note 8)	167,216	196,766
Inventories (Note 9)	187,985	164,933
Investments (Note 6)	1,182,795	1,001,654
Fixed assets, net (Note 10)	2,692,368	2,720,506
Intangible assets, net	17,357	18,559

Subtotal Non-Current Assets	4,264,084	4,109,044

Negative goodwill, net (Note 11)	(64,531)	(64,926)

Total Non-Current Assets	4,199,553	4,044,118

Total Assets	5,022,281	4,935,987

	September 30, 2009	June 30, 2009

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 12)	203,680	229,542
Mortgages payable (Note 13)	—	1,930
Customer advances (Note 14)	105,921	96,843
Short-term debt (Note 15)	357,992	349,243
Salaries and social security payable (Note 16.b)	31,578	35,863
Taxes payable (Note 16.a)	138,303	147,883
Other liabilities (Note 17)	36,225	110,992

Total debts	873,699	972,296

Provisions	2,434	2,594

Total Current Liabilities	876,133	974,890

NON-CURRENT LIABILITIES
Trade accounts payable (Note 12)	57,128	67,300
Mortgages payable (Note 13)	985	—
Customer advances (Note 14)	161,835	150,357
Long-term debt (Note 15)	1,057,100	1,044,725
Taxes payable (Note 16.a)	57,467	61,254
Other liabilities (Note 17)	82,005	71,881

Total debts	1,416,520	1,395,517

Provisions	6,684	5,537

Total Non-Current Liabilities	1,423,204	1,401,054

Total Liabilities	2,299,337	2,375,944

Minority interest	494,553	464,381
SHAREHOLDERS’ EQUITY	2,228,391	2,095,662

Total Liabilities and Shareholders’ Equity	5,022,281	4,935,987

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	September 30, 2008
Revenues	263,227	218,383
Costs	(106,216)	(98,531)

Gross profit	157,011	119,852

Gain from recognition of inventories at net realizable value	10,946	2,819
Selling expenses	(43,863)	(69,115)
Administrative expenses	(36,042)	(30,891)

Subtotal	(68,959)	(97,187)

Net Gain (loss) from retained interest in securitized receivables	23,509	(23,749)

Gain from operations and holdings of real estate assets, net	—	196

Operating income (loss) (Note 4)	111,561	(888)

Amortization of negative goodwill, net	413	536
Financial results generated by assets:
Interest income and unrealized results from investments	4,217	1,925
Interest on discounting assets	(1,660)	(698)
Gain (loss) on financial operations	6,314	(14,349)
Foreign exchange gain	3,386	8,980

Subtotal	12,257	(4,142)

Financial results generated by liabilities:
Interest on discounting liabilities	(84)	(53)
Foreign exchange loss	(11,776)	(32,298)
Loss on hedge operations (Note 25)	(1,558)	—
Interest expense and others	(40,360)	(25,254)

Subtotal	(53,778)	(57,605)

Financial results, net	(41,521)	(61,747)

Gain (loss) on equity investees	97,242	(28,648)
Other expenses, net (Note 18)	(4,604)	(1,342)

Income (loss) before taxes and minority interest	163,091	(92,089)

Income tax and MPIT	(26,119)	2,429
Minority interest	(5,527)	19,395

Net income (loss)	131,445	(70,265)

Earnings (loss) per share
Basic net income (loss) per share (Note 26)	0.227	(0.121)
Diluted net income (loss) per share (Note 26)	0.227	(0.121)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	September 30, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	185,942	389,004
Cash and cash equivalents as of the end of the period	183,688	230,472

Net decrease in cash and cash equivalents	(2,254)	(158,532)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	131,445	(70,265)
Plus income tax and MPIT	26,119	(2,429)
Adjustments to reconcile net income to cash flows from operating activities:
• (Gain) loss on equity investees	(97,242)	28,648
• Amortization of negative goodwill, net	(413)	(536)
• Minority interest	5,527	(19,395)
• Allowances and provision	17,140	23,593
• Depreciation and amortization	40,843	32,177
• Financial results, net	(16,349)	68,814
• Fixed assets retirement	1,491	—
• Gain from operations and holdings of real estate assets, net	—	(196)
• Gain from recognition of inventories at net realizable value, net	(10,946)	(2,819)
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Decrease (increase) in current and non-current investments	18,014	(20,531)
• Decrease in accounts receivable, net	19,388	6,448
• Decrease (increase) in other receivables and prepaid expenses	17,102	(27,183)
• Increase in inventories	(2,379)	(11,999)
• Increase in intangible assets, net	(612)	(908)
• (Decrease) increase in taxes payable and social security payable	(43,916)	3,393
• Increase in customer advances	20,300	34,137
• Decrease in trade accounts payable	(36,112)	(56,929)
• (Decrease) increase in accrued interest	(4,723)	1,749
• Increase in other liabilities	7,981	2,247

Net cash provided by (used in) operating activities	92,658	(11,984)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of equity investees	(56,043)	(69,296)
• Acquisitions and improvements of fixed assets	(18,971)	(69,257)
• (Decrease) increase in undeveloped parcels of land and other investments	50,716	(39,652)
• Decrease in goodwill	—	45
• Advanced payments for the acquisition of shares	(78,788)	—
• Loans granted to related parties	(1,326)	(36)

Net cash used in investing activities	(104,412)	(178,196)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Capital contribution by minority owners in related parties	24,678	13,386
• Increase in short-term and long-term debt	9,500	15,303
• Payment of short-term and long-term debt	(16,568)	(23,336)
• (Decrease) increase in bank overdrafts, net	(8,110)	33,774
• Re purchase of debt	—	(6,743)
• Decrease in mortgages payables	—	(736)

Net cash provided by financing activities	9,500	31,648

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,254)	(158,532)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	September 30, 2008
Supplemental cash flow information
• Interest paid	35,737	39,379
• Income tax paid	4,026	8,994

Non-cash activities:
• Increase in non current investments through an increase in debt	34,243	—
• Increase on inventories through a decrease on fixed assets, net	8,644	—
• Issuance of Trust Exchangeable Certificates	4,580	10,241
• Capitalization of financial costs in fixed assets	1,963	—
• Cumulative translation adjustment	1,284	—
• Increase in fixed assets net through an increase in accounts payable	174	2,159
• Increase in negative goodwill through a decrease in minority interest	—	7,668
• Increase in inventories through an increase in accounts payable	—	678
• Increase in inventories through a decrease in other receivables	—	384
• Decrease in undeveloped parcels of land through an increase in inventories	—	101

Composition of cash and cash equivalents at the period end
Cash and Banks	84,279	97,415
Current investments	321,537	308,154
Total cash and banks and current investments as per balance sheet	405,816	405,569
Less: (items not considered cash and cash equivalents)
• Mutual funds	39,438	42,784
• Bonds	—	19,642
• Retained interest in securitized receivables of CPs	182,442	65,369
• Allowance for impairment	(11,444)	(3,307)
• Mortgage bonds issued by BHSA	1,173	1,139
• U.S. Treasury Bonds	—	47,176
• TDFs	10,467	—
• Other investments	52	2,294

Cash and cash equivalents	183,688	230,472

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a. Basis of consolidation

The Company has consolidated its unaudited balance sheets at September 30, 2009 and June 30, 2009 and the unaudited statements of income and cash flows for the three-month periods ended September 30, 2009 and 2008 line by line with the unaudited financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (“FACPCE”) and approved by the Consejo Profesional de Ciencias Economicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following subsidiaries:

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.35	63.34	63.35	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A. (1)	76.34	—	76.34	—

(1)	See Note 16 6. to the unaudited basic financial statement

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

a. (continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Rummaala S.A (2)	50.00	50.00	50.00	50.00
CYRSA S.A. (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with Euromayor S.A.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.2.).

b. Comparative Information

Balances items as of June 30, 2009 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the three-month period ended September 30, 2009 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2009 and September 30, 2008 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of September 30, 2009.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1st, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a. Revenue recognition

In addition to the description in the Unaudited Basic Financial Statements:

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

a.(Continued)

Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has an interest of 100%, act as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission rights. Revenues are recognized at the time that the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist in commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

a.(Continued)

merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

b.1. Current Investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

Mutual funds, government and mortgage bonds are carried at their market value at the end of the period/year and time deposits are carried at face value plus accrued interest at the end of the year.

b.2 Equity investees and other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

In addition, the ownership interests held in entities over which the Company does not exercise control, common control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

As regards the 2.68% equity interest acquired in Banco Hipotecario (through Tyrus, a controlled company) in the course of this quarter, and as explained in Note 22 A.5, the process to analyze the fair value of the identifiable assets and liabilities acquired is underway, in compliance with the provisions under Technical Resolution No. 21, Paragraph 1.3.1.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

c. Intangible assets, net

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

The value of the intangible assets does not exceed their estimated recoverable value at period/year end, respectively.

d. Negative goodwill, net

i) Negative goodwill: Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the income statements for the same periods in which such losses are incurred (b) the amount not in excess of the equity interest over the non-monetary assets of the issuer will be recognized as negative goodwill (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase.

Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

d.(continued)

ii) Goodwill: Represents the excess of the acquisition cost over the net assets’ fair value of the business acquired to the share percentage of participation acquired.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

e. Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value exceed the cost of construction of the units to be delivered plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4: NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sale and development of properties, Office and others, Shopping centers, Hotel Operations, Consumer financing segment, and financial operations and others. As mentioned in Note 1, the unaudited Consolidated Statements of income were prepared following the guidelines of Technical Resolution No. 21 of the FACPCE.

A general description of each segment follows:

•	Sale and development of properties

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

This segment includes the operating results of the Company’s construction and sale of property business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the activity of Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and amenities of restaurant revenues.

•	Consumer financing

This segment manages the Company’s portfolio of credit card and personal loan accounts issued by Tarshop S.A., APSA’s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity and other investments.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited Basic Financial Statements and in Note 3 to the unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:(Continued)

The following information provides the operating results from each business unit:

As of September 30, 2009

	Development and Sale of Properties	Office and Other (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	36,339	40,671	113,750	29,233	43,234	—	263,227
Costs	(11,531)	(7,531)	(36,838)	(22,575)	(27,741)	—	(106,216)
Gross profit	24,808	33,140	76,912	6,658	15,493	—	157,011
Gain from recognition of inventories at net realizable value	10,946	—	—	—	—	—	10,946
Selling expenses	(1,938)	(2,706)	(7,860)	(3,402)	(27,957)	—	(43,863)
Administrative expenses	(6,413)	(8,149)	(9,100)	(6,447)	(5,165)	(768)	(36,042)
Net gain from retained interest in securitized receivables	—	—	—	—	23,509	—	23,509
Operating income (loss)	27,403	22,285	59,952	(3,191)	5,880	(768)	111,561

Depreciation and amortization (b)	174	6,182	27,643	4,368	1,768	—	40,135
Acquisition of fixed assets net and intangible assets net	11	1,172	16,648	773	979	—	19,583
Non-current investments in equity investments	26,187	—	—	—	—	735,388	761,575

Operating assets	458,899	949,715	1,815,096	218,150	119,131	60,004	3,620,995
Non-operating assets	29,702	56,291	155,688	30,246	21,971	1,107,388	1,401,286
Total assets	488,601	1,006,006	1,970,784	248,396	141,102	1,167,392	5,022,281

Operating liabilities	25,973	137,445	379,009	32,032	124,971	—	699,430
Non-operating liabilities	280,407	254,326	685,811	177,913	108,486	92,964	1,599,907
Total liabilities	306,380	391,771	1,064,820	209,945	233,457	92,964	2,299,337

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2008

	Development and Sale of Properties	Office and Other (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	2,255	29,967	95,128	42,241	48,792	—	218,383
Costs	(1,701)	(7,796)	(26,034)	(24,941)	(38,059)	—	(98,531)
Gross profit	554	22,171	69,094	17,300	10,733	—	119,852
Gain from recognition of inventories at net realizable value	2,819	—	—	—	—	—	2,819
Selling expenses	(524)	(1,513)	(5,155)	(4,498)	(57,425)	—	(69,115)
Administrative expenses	(4,063)	(5,325)	(10,301)	(7,957)	(3,245)	—	(30,891)
Net loss from retained interest securitized receivables	—	—	—	—	(23,749)	—	(23,749)
Gain from operations and holding of real estate assets	196	—	—	—	—	—	196
Operating income (loss)	(1,018)	15,333	53,638	4,845	(73,686)	—	(888)

Depreciation and amortization (b)	139	6,393	20,162	3,919	451	—	31,064
Acquisition of fixed assets net and intangible assets net (c)	10,060	15,948	252,646	2,204	3,439	—	284,297
Non-current investments in equity investments (c)	25,332	—	—	—	—	544,191	569,523

Operating assets (c)	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets (c)	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets (c)	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987

Operating liabilities (c)	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities (c)	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities (c)	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2009	June 30, 2009
Cash on hand	4,717	3,758
Bank accounts	78,782	61,655
Checks to be deposited	780	1,149

	84,279	66,562

NOTE 6: INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2009	June 30, 2009
Current
Mutual funds (2)	138,847	141,011
Retained interest in securitized receivables (1)	182,442	136,231
Stock shares (1)	—	21,603
TDFs (1)	10,467	16,490
Time deposits	—	15,156
PRE 2009 bonds (1)	—	10,108
PRO 2012 bonds (1)	—	3,987
Mortgage bonds issued by BHSA (1)	1,173	798
Other investments (1)	52	48
Allowance for impairment of CPs (1)	(11,444)	(10,198)

	321,537	335,234

Non-current
Banco Hipotecario S.A. (4)	669,772	539,064
Hersha Hospitality Trust (Note 22 A.3.)	60,004	—
Manibil S.A. (Note 14.2 to the Unaudited Basic Financial Statements)	26,187	25,332
Retained interest in securitized receivables	9,413	22,899
Advance payments for the acquisition of shares (Note 22 B.2.)	6,277	6,250
Banco de Crédito y Securitizacion S.A.	5,611	5,127
Allowance for impairment of investments	(645)	(1,891)
Other investments	95	95

	776,714	596,876

Undeveloped parcels of land:
Santa María del Plata	140,261	139,748
Puerto Retiro (3)	54,458	54,380
Plot of land Beruti (Note 22 B.8.)	52,794	52,715
Plot of land Caballito	36,741	36,741
Patio Olmos (Note 22 B.6.)	32,949	32,949
Pereiraola	21,717	21,717
Torres Rosario plot of land	15,984	15,577
Plot of land Zetol (Note 22 A.6.)	13,286	13,116
Air space Coto (Note 22 B.10.)	13,188	13,188
Other undeveloped parcels of land	10,785	10,765
Canteras Natal Crespo	5,706	5,705
Pilar	3,408	3,408
Torre Jardín IV	3,030	3,030
Plot of land Vista al Muelle (Note 22 A.6.)	1,774	1,739

	406,081	404,778

	1,182,795	1,001,654

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

(1)	Not considered cash equivalent for purposes of presenting the Unaudited Statements of Cash Flows.
(2)	As of September 30, 2009 and June 30, 2009 includes; Ps. 39,438 and Ps. 36,787, respectively, corresponding to mutual funds, not considered as cash for the purpose of the Unaudited Statement of Cash Flows.
(3)	See Note 21.A.i).
(4)	As of September 30, 2009, includes Ps. 36,012 and Ps. 17,462 as goodwill and negative goodwill, respectively, and as of June 30, 2009 includes Ps. 36,023 and Ps. 14,557 as goodwill and negative goodwill, respectively. Represents 360,165,917 shares with a quoted value at closing equivalent to Ps. 1.33 and Ps. 0.85 per share as of September 30, 2009 and June 30, 2009, respectively.

NOTE 7: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Leases and services receivables	70,776	3,186	75,113	1,413
Notes receivables	8,797	1,121	7,461	1,278
Credits cards receivables	1,375	—	1,161	—
Consumer financing receivables (Tarshop)	93,661	13,842	141,570	6,490
Checks to be deposited	69,572	—	62,230	—
Receivables from the sale of properties	4,662	149	8,713	153
Leases under legal proceedings	37,156	—	34,583	—
Hotel receivables	10,172	—	7,713	—
Receivables with collection agents (Tarshop)	2,098	—	5,070	—
Pass-through expenses receivables	31,376	—	37,689	—
Debtors under legal proceedings	994	—	1,320	—
Related parties (Note 19)	7,869	—	9,812	—
Less:
Allowance for doubtful accounts	(119,917)	(1,935)	(128,964)	(2,708)

	218,591	16,363	263,471	6,626

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Related parties (Note 19)	9,246	23,189	12,526	22,513
Receivable from the sale of shares (1)	34,971	—	34,553	—
Value Added Tax (“VAT”)	6,830	71,084	1,821	71,400
Prepaid expenses and services	31,393	3,542	25,413	3,733
Financial operations to liquidate (Note 19)	—	—	36,089	—
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.4.)	45,909	—	44,877	—
Guarantee deposits re. securitization programs (Note 24 B.4.)	6,565	78	6,782	999
Gross revenue tax prepayment	3,560	2,067	2,789	1,989
MPIT	3,709	32,323	4	40,799
Income tax, net	11,521	—	13,719	—
Guarantee of defaulted credits (Note 21. A.ii))	3,883	—	4,206	—
Miscellaneous debtors	6,761	—	5,424	—
Deferred Income Tax	—	52,181	—	71,320
Mortgage receivable	—	2,208	—	2,208
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(21,001)	—	(19,341)
Receivable for third party services offered in Tarshop stores	2,847	—	2,746	—
Others	6,662	3,753	10,754	3,354

	173,857	167,216	201,703	196,766

(1)	See Note 4(1) to the Unaudited Basic Financial Statements.

NOTE 9: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Plot 1 c) Dique III	—	—	54	—
Credit from barter transaction of Benavidez (3)	1,821	8,174	1,802	8,193
Abril / Baldovinos	2,029	793	2,932	742
Rivadavia 2768	251	—	251	—
Horizons (Note 22 A.2)	—	128,562	—	106,391
Credit from barter transaction of Caballito (Cyrsa) (2)	—	21,232	—	21,194
Credit from barter transaction of Caballito (Koad) (1)	16,399	12,516	15,828	11,795
Credit from barter transaction of Rosario (Note 22 B.7.)	—	11,023	—	11,023
Caballito plot of land	—	4,429	—	4,429
Inventories (hotel operations)	2,660	—	2,676	—
Other inventories	1,304	1,256	1,356	1,166

	24,464	187,985	24,899	164,933

(1)	See Note 5 (i) to the Unaudited Basic Financial Statements.
(2)	See Note 16.3 to the Unaudited Basic Financial Statements.
(3)	See Note 5 (ii) to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: FIXED ASSETS, NET

The breakdown for this item is as follows:

	September 30, 2009	June 30, 2009
Hotels
Llao-Llao	84,480	86,691
Intercontinental	56,341	57,109
Libertador	42,597	43,069
Bariloche plots of land (Note 13)	21,900	21,900

	205,318	208,769

Office buildings
Edificio República	223,302	224,478
Torre BankBoston	157,219	157,894
Bouchard 551	152,315	152,898
Intercontinental Plaza	85,430	86,517
Dique IV	67,619	66,984
Bouchard 710	66,028	66,283
Maipú 1300	39,323	39,670
Libertador 498	21,150	27,199
Costeros Dique IV	19,552	19,699
Edificios Costeros (Dique II)	17,236	17,373
Dock del Plata	9,854	12,691
Suipacha 652	11,275	11,388
Avda. De Mayo 595	4,664	4,723
Libertador 602	2,608	2,633
Madero 1020	234	269
Sarmiento 517	344	355
Rivadavia 2768	237	243

	878,390	891,297

Commercial real estate
Museo Renault	4,854	4,877
Abril	2,652	2,686
Constitución 1111	929	940

	8,435	8,503

Other fixed assets
Santa María del Plata	12,495	12,496
Constitución 1159	5,173	5,173
Thames	3,899	3,899
Alto Palermo Park	515	548
Others	4,135	4,082

	26,217	26,198

Shopping Center
Panamerican Mall	567,279	557,852
Abasto	169,749	172,586
Alto Palermo	151,258	156,665
Patio Bullrich	95,261	96,903
Alto Avellaneda	81,398	84,624
Mendoza Plaza	84,026	85,294
Alto Rosario	78,807	79,436
Paseo Alcorta	72,628	74,020
Córdoba Shopping – Villa Cabrera (Notes 22 B.4. and 24 B.1.)	68,109	69,195
Alto Noa	22,642	23,081
Neuquén Project (Note 24 B.2.)	12,190	12,127
Buenos Aires Design	10,681	11,306
Financial advance for fixed assets purchase (Notes 22 B.3.)	30,229	27,252
Other fixed assets	110,993	116,485
Other properties	18,758	18,913

Subtotal Shopping Center	1,574,008	1,585,739

Total	2,692,368	2,720,506

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11: NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	September 30, 2009	June 30, 2009
Goodwill:
Fibesa S.A.	1,883	2,395
Tarshop S.A.	6,743	6,897
Alto Palermo S.A.	20,312	20,670
Torre BankBoston	5,846	5,899
Museo Renault	3,235	3,276

Subtotal goodwill	38,019	39,137

Negative goodwill:
Emprendimiento Recoleta S.A.	(318)	(336)
Mendoza Plaza Shopping S.A.	(5,906)	(5,987)
Empalme S.A.I.C.F.A. y G.	(8,926)	(9,085)
Alto Palermo S.A.	(45,629)	(46,365)
Palermo Invest S.A.	(41,771)	(42,290)

Subtotal negative goodwill	(102,550)	(104,063)

Total negative goodwill, net	(64,531)	(64,926)

NOTE 12: TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Suppliers (1)	122,979	57,128	134,178	58,862
Accruals	73,941	—	87,237	—
Related parties (Note 19)	3,458	—	7,088	8,438
Loans to shareholders of subsidiaries	2,265	—	—	—
Other	1,037	—	1,039	—

	203,680	57,128	229,542	67,300

(1)	As of September 30, 2009 and June 30, 2009, includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (See Note 22 A.2.).

NOTE 13: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Mortgage payable plot of land Bariloche (1)	—	985	1,930	—

	—	985	1,930	—

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Customers advances	37,010	64,419	30,601	56,822
Admission rights	47,234	61,463	45,392	60,626
Lease advances (1) (Note 24 B.1.)	21,677	35,953	20,850	32,909

	105,921	161,835	96,843	150,357

(1)
(a)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,085 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of September 30, 2009 the semiannual Libo rate was 0.632%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.

In addition includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G. See note 24 B.1.

(b)	As of September 30, 2009 and June 30, 2009 includes Ps. 12,221 and 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A.,APSA’s subsidiary, for a 30 years’ term.

NOTE 15: SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Bank loans (1)	170,985	77,488	178,654	76,611
Bank overdrafts	81,747	—	90,539	—
Seller financings (2)	59,546	8,647	28,895	8,609
Non convertible notes –2017 (3) (Note 19)	7,291	570,838	19,297	563,719
Non convertible notes – APSA US$ 120 M – (4) (Note 19)	8,419	287,758	2,679	284,171
APSA 2014 Convertible Notes (5) (Note 19)	1,174	59,527	2,610	58,814
Non convertible notes – APSA Ps. 154 M (6) (Note 19)	28,830	52,842	26,569	52,801

	357,992	1,057,100	349,243	1,044,725

(1)	Balances as of September 30, 2009 includes mainly:
(a)	Ps. 31,051 as a current balance and Ps. 77,379 as a non-current balance related to debt for purchase República building.
(b)	Ps. 19,592 correspond to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A.(ii))
(c)	Ps. 120,342 as a current balance and Ps. 109 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 60,545 granted by Banco Nación and Ps. 30,203 granted by Banco Ciudad)
(2)	The balance as of September 30, 2009 includes mainly:
(a)	Ps. 16,312 as a current balance related to the debt for purchase Beruti plot of land (Note 22.B.8.)
(b)	Ps. 11,777 related to the debt for purchase 33.33% ownership interest in Palermo Invest (Note 22 A.1.).
(c)	Ps. 8,647 related to the debt from acquisition of Zetol S.A. (See Note 22 A.6.)
(d)	Ps. 31,367 corresponding to Tyrus debt as result of the purchase of shares of Banco Hipotecario S.A. (Note 22 A.5.)
(3)	See Note 17 to the Unaudited Basic Financial Statement.
(4)	See Note 23.A.2. Disclosed net of the notes held by the Company for Ps. 156,980 and of issuance debt costs to be accrued for Ps. 2,322.
(5)	Corresponds to the outstanding balance of convertible notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps. 124,376.
(6)	See Note 23 A.2. Disclosed net of the notes held by the Company for Ps. 41,197 and issuance debt costs to be accrued debt for Ps. 400.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16.a: TAXES PAYABLES

The breakdown for this item is as follows:

	September 30,2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Tax payment facilities plan and tax amnesty plan for Income Tax	13,083	1,492	23,193	20,704
Tax payment facilities plan for VAT	37,428	—	31,437	—
VAT payable, net	45,631	—	44,139	—
MPIT, net	14,166	20,333	17,081	8
Tax retentions to third parties	7,559	—	3,385	—
Deferred Income Tax	—	28,187	—	36,971
Gross revenue tax facilities	3,917	2,234	357	2,433
Gross revenue tax payable	—	1,138	4,397	1,138
Income tax provision, net	6,070	—	14,042	—
Provision for tax on shareholders personal assets	3,485	—	2,158	—
Tax payment facilities plan for MPIT	482	4,083	1,137	—
Others	6,482	—	6,557	—

Total	138,303	57,467	147,883	61,254

NOTE 16.b: SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	September 30, 2009	June 30, 2009
Provision for vacation	18,748	25,986
Salaries payable	529	299
Social Security payable	10,277	8,990
Others	2,024	588

	31,578	35,863

NOTE 17: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non-current	Current	Non-current
Loans with shareholders of related parties	—	63,315	837	47,388
Payables to National Parks Administration (Note 20)	10,175	—	10,223	—
Guarantee deposits	4,739	4,786	5,228	4,795
Bellow market leases (2)	3,722	378	3,722	1,308
Liabilities for financial operations to liquidate (Note 19)	—	—	78,788	—
Accrual for directors fees (1) (Note 19)	4,478	—	2,068	—
Contributed leasehold improvements (Note 24 B 3.)	470	9,847	470	9,964
Related parties (Note 19)	136	—	138	—
Present value – other liabilities	—	(156)		(164)
Directors’ guarantee deposits (Note 19)	—	20	—	20
Commitment to provide (Note 22 A.4)	2,298	3,467	2,270	3,425
Hedging operations (Note 25)	1,801	—	243	—
Others	8,406	348	7,005	5,145

Total	36,225	82,005	110,992	71,881

(1)	Disclosed net of advances to director’s fees for Ps. 13,542 and Ps. 14,521 as of September 30, 2009 and June 30, 2009, respectively.
(2)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2009	September 30, 2008
Other income:
Recovery of allowances	73	—
Recovery of lawsuits contingencies	28	—
Others	29	674

Subtotal other income	130	674

Other expenses:
Tax on shareholder’s personal assets	(1,407)	(1,519)
Donations	(1,532)	(124)
Lawsuits contingencies	—	(31)
Unrecoverable VAT	(130)	(67)
Others	(1,665)	(275)

Subtotal other expenses	(4,734)	(2,016)

Total Other expenses, net	(4,604)	(1,342)

NOTE 19: COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

Balances as of September 30, 2009, compared to the balances as of June 30, 2009, as well as the Unaudited Statement of Income balances for the three-month period ended September 30, 2009 and 2008, held with related companies, persons and shareholders are as follows:

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			09.30.09	09.30.08	09.30.09	06.30.08
Shareholders	Shareholders	Other expenses - tax on Shareholders personal assets	(116)	(141)	—	—
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	131	5
Cactus S.A.	Related party	Trade account payable-current	—	—	3	3
Cactus S.A.	Related party	Accounts receivables, net current	—	—	13	13
Canteras Natal Crespo S.A	Joint control	Accounts receivables, net current	—	—	208	193
Canteras Natal Crespo S.A	Joint control	Other receivable and prepaid expenses	—	—	939	864
Canteras Natal Crespo S.A	Joint control	Sale and fees for services	12	12	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	25	18	—	—
Consorcio Libertador	Related party	Sale and fees for services	6	20	—	—
Consorcio Libertador	Related party	Leases	3	2	—	—
Consorcio Libertador	Related party	Accounts receivables, net current	—	—	452	528
Consorcio Libertador	Related party	Trade account payable-current	—	—	90	122
Consorcio Libertador	Related party	Other receivable and prepaid expenses-current	—	—	17	4
Consorcio Dock del Plata	Related party	Sale and fees for services	156	—	—	—
Consorcio Dock del Plata	Related party	Accounts receivables, net current	—	—	514	344
Consorcio Dock del Plata	Related party	Other receivable and prepaid expenses-current	—	—	50	26
Consorcio Dock del Plata	Related party	Trade account payable-current	—	—	—	46
Consultores Assets Management S.A.	Related party	Accounts receivables, net current	—	—	596	539
Consultores Assets Management S.A.	Related party	Other receivable and prepaid expenses - current	—	—	3	5
Consultores Assets Management S.A.	Related party	Trade account payable-current	—	—	10	7
Cresud S.A.C.I.F. y A.	Shareholders	Share services-payroll	—	192	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest and Exchange differences	(614)	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Sale and fees for services	238	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Leases	462	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest	(3)	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Costs	—	(14)	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest and Exchange differences	—	1	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Accounts receivables, net current	—	—	3,183	5,777
Cresud S.A.C.I.F. y A.	Shareholders	Other receivable and prepaid expenses - current	—	—	282	7,594
Cresud S.A.C.I.F. y A.	Shareholders	Trade account payable-current	—	—	1,787	5,565
Cresud S.A.C.I.F. y A.	Shareholders	Short-term debt	—	—	1,805	—
Cresud S.A.C.I.F. y A.	Shareholders	Long-term debt	—	—	64,117	—
Cresud S.A.C.I.F. y A.	Shareholders	Other liabilities-current	—	—	133	135

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			09.30.09	09.30.08	09.30.09	09.30.08
Cyrsa S.A.	Joint control	Leases	39	67	—	—
Cyrsa S.A.	Joint control	Interest and Exchange differences	—	1	—	—
Cyrsa S.A.	Joint control	Accounts receivables, net current	—	—	1,615	1,530
Cyrsa S.A.	Joint control	Trade account payable-current	—	—	968	540
Cyrsa S.A.	Joint control	Other receivable and prepaid expenses	—	—	19	20
Directors	Related party	Administrative expenses directors fees	(3,041)	(4,054)	—	—
Directors	Related party	Interest and Exchange differences	(2)	(2)	—	—
Directors	Related party	Other receivable and prepaid expenses	—	—	4,613	191
Directors	Related party	Trade account payable-current	—	—	—	29
Directors	Related party	Provision for Directors fees	—	—	4,478	2,068
Directors	Related party	Directors guarantee deposits	—	—	20	20
Directors of Banco Hipotecario S.A.	Related party	Interest and Exchange differences	—	(1)	—	—
Dolphin	Related party	Other receivable and prepaid expenses-current	—	—	—	36,089
Dolphin	Related party	Other liabilities-current (Note 22 5)	—	—	—	53,288
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Cost of legal services	(689)	(731)	—	—
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Trade account payable-current	—	—	550	431
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Other receivable and prepaid expenses-current	—	—	29	20
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Other liabilities-current	—	—	3	3
Fundación IRSA	Related party	Accounts receivables, net current	—	—	25	22
Fundación IRSA	Related party	Other expenses-donations	(137)	(40)	—	—
Fundación IRSA	Related party	Other receivable and prepaid expenses-current	—	—	2	3
Fundación IRSA	Related party	Trade account payable-current	—	—	—	259
Futuros y Opciones.com S.A.	Related party	Accounts receivables, net current	—	—	5	5
Futuros y Opciones.com S.A.	Related party	Trade account payable-current	—	—	6	6
IFISA	Related party	Other liabilities-current (Note 22 5)	—	—	—	25,500
Inversiones Ganaderas S.A.	Related party	Trade account payable-current	—	—	—	1
Metropolitan	Related party	Accounts receivables, net current	—	—	67	—
Metroshop S.A.	Joint control by Tarshop S.A.	Trade account payable-non current	—	—	—	8,438
Metroshop S.A.	Joint control by Tarshop S.A.	Other receivable and prepaid expenses-current	—	—	2,265	2,265
Metroshop S.A.	Joint control by Tarshop S.A	Other receivable and prepaid expenses-non current	—	—	23,185	22,509
Museo de los Niños	Related party	Accounts receivables, net current	—	—	981	811
Museo de los Niños	Related party	Trade account payable-current	—	—	5	5
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Accrued Interest	(2,215)	(2,900)	—	—
Advance to personel	Related party	Accounts receivables, net current	—	—	6	6
Advance to personel	Related party	Trade accounts payable-current	—	—	26	52
Advance to personel	Related party	Other receivable and prepaid expenses-current	—	—	1,013	1,521
Advance to personel	Related party	Other receivable and prepaid expenses-non current	—	—	4	4
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	39	39
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Other receivable and prepaid expenses-current	—	—	13	13
Rummaala S.A.	Joint control	Trade account payable-current	—	—	13	22
Rummaala S.A.	Joint control	Accounts receivables, net current	—	—	101	—
Rummaala S.A.	Joint control	Other receivable and prepaid expenses-current	—	—	1	—

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: LAWSUITS AND CLAIMS IN COURSE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10,175 as of September 30, 2009, such amount being recorded in Other current liabilities - Payables to National Parks Administration.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: RESTRICTED ASSETS

A. IRSA Inversiones y Representaciones Sociedad Anónima

i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

ii)	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 million due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

iii)	The company and subsidiaries still have mortgages on properties as follows:

Properties	Book value as of September 30, 2009
Edificio República	223,302
Hotel Libertador	42,597
Plot of land Bariloche	21,900
Suipacha 652	11,275
Caballito plot of land	4,429

iv)	The Company has furnished pledge on shares of Rummaala S.A.

B. Alto Palermo S.A (APSA)

The property and equipment account includes the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL II Inc. (See Note 24 B.1).

The accounts receivable financial trusts include the contingency and expenses funds of financial trust as credit protection for investors that as of September 30, 2009 amounted to Ps. 5,277. They are restricted availability credits until settlement in accordance with the respective prospectus.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

As of September 30, 2009, under other current receivables and prepaid expenses, APSA has deposits that are restricted in accordance with the following amounts:

i)	Ps. 26, concerning the case “Derviche Hernán Andrés with Alto Palermo S.A. and others about dismissal”;

ii)	Ps. 53, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii)	Ps. 18, concerning the case “ Rivas Franco Emilio with Mendoza Plaza Shopping about damages”;

iv)	Ps. 19, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A about dismissal.”;

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped plots of land”).

In the current investments account BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

As of September 30, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping according to the following detail:

•	To Standard Bank Argentina S.A. Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XLII; XLIV; XLVI and XLVIII for FV Ps. 12,435.

•	To Banco CMF S.A. Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for FV Ps. 753.

•	To Banco Itaú Buen Ayre S.A. Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL, for FV Ps. 4,000.

As of September 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase date of price for US$ 4.5 million (See Note 22 B.8.).

As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180 (disclosed in fixed assets, net).

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

As regards the barter commitment described in Note 22.B.10, the delivery and title deed of Air Space Coto is compromised.

NOTE 22: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A. IRSA Inversiones y Representaciones Sociedad Anónima

1. Acquisition for the Palermo Invest S.A (“Palermo Invest”)

In October 2006, IRSA acquired the remaining 33.33% of Palermo Invest S.A. from GSEM/AP Holdings, L.P., for an aggregate purchase price of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining balance will be paid in three equal and consecutive installments of US$ 3 million the first due in October 2007, which will accrue 9% annual interest to be paid quarterly. As of the date of these unaudited financial statements such debt was paid.

2. Creation of Cyrsa-Horizons Project.

In January 2007, the Company acquired the total share of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16.9 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.2 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.3 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

the facilities be vacated, whichever last occurs. As security for compliance the Company’s property located at Suipacha 652 was mortgaged. In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21.495 and CYRELA contributed Ps. 21.495 (amount equivalent to the net value of the shares contributed by the Company).

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, Rummaala continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, Rummaala has committed to transfer the functional units before February 2011 to the latest.

As of September 30, the percentage of completion of the Horizons project was 54.78%.

3. Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, the Company announced the subscription of 5,700,000 ordinary shares representative of approximately 10.4% Hersha Hospitality Trust’s common stock (“Hersha”).

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

Together with the acquisition of this shareholding, REIG shall be entitled to an option for a five-year term over a further 5,700,000 additionally ordinary shares at a price of US$ 3 per share. The total price paid by REIG for such shares was US$ 14,250. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors. As a result of this acquisition, IRSA’s total direct and indirect interest in Hersha is 7.36% as of September 30, 2009.

Besides, in the event of exercising the options, IRSA’s direct and indirect interest in Hersha would amount to 11.01%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

4. Acquisition of Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right excercible until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% interest currently held by another shareholder. The price paid in this transaction was US$ 22.6 million.

At June 30, 2009, Metropolitan had incurred losses in excess of the book value at which IRSA carried this investment arising mainly from the allowance for impairment booked in connection with the Lipstick Building. IRSA’s share in these losses exceeds value of the investment booked by IRSA. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for US$ 1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations). The put right was revalued accordingly and adjusted to its value at year-end, estimated at US$ 11.9 and disclosed under Other receivables.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

5. Acquisition of shares in Banco Hipotecario

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 shares in Banco Hipotecario in exchange for Ps. 107.6 million. The transaction was recognized by the “acquisition method” (See Note 1.5.I to the Unaudited Basic Financial Statements). As a result of these acquisitions, as of June 30, 2009 IRSA had a 21.34% interest in Banco Hipotecario’s capital stock.

In September 2009, Tyrus S.A. (an entity 100% controlled by the Company) acquired 4,012,778 ADRs in Banco Hipotecario S.A., representative of 10 Class D shares, with par value Ps. 1 per share, for a total value of US$ 10 million. This total amount shall be paid in 12 equal and consecutive monthly installments of US$ 833. The Company acted as guarantor for this transaction.

The above transaction was recorded by application of the “acquisition method” (See Note 1.5.I. to the unaudited basic financial statements). Following this purchase, as of September 30, 2009 IRSA owns a 24.01% interest in Banco Hipotecario’s capital stock.

In addition, during the fiscal year ended as of June 30, 2009 and owing to the expiration of the Total Return Swap executed on January 29, 2004, Banco Hipotecario received treasury shares totaling 71.1 million which are available for the term and in the conditions prescribed by Section 221 of the Argentine Companies Law.

Given the repurchase mentioned, IRSA’s interest in Banco Hipotecario S.A. amount to 25,21% as of September 30, 2009.

6. Acquisition of companies in the Oriental Republic of Uruguay

In the course of the fiscal year ended as of June 30, 2009, the Company acquired a 100% interest in Liveck S.A. (a company organized in the Oriental Republic of Uruguay). In June 2009, Liveck acquired a 90% interest in the equity of the companies Vista al Muelle S.A. and Zetol S.A., both of which own real estate located in the Canelones Department in the Oriental Republic of Uruguay for a total amount of US$ 6.6 million. US$ 2.1 million of the preceding amount have already been paid. The balance will be paid in five US$ 0.9 million installments plus an annual 3.5% interest rate on the outstanding balance. Upon conducting the above transaction, an option was granted to the sellers for them to collect the outstanding balance in the form of 12% of the constructed square meters. To secure compliance with the obligations assumed by Liveck S.A., Ritelco S.A. tendered a surety bond that covers 45% of the outstanding balance plus interest and the seller’s option right. On June 30, 2009, the Company sold to Cyrela Brazil Realty S.A. a 50% portion of its ownership interest in Liveck S.A. for US$ 1.3 million, with the surety bond decreasing to 50% of the originally tendered amount.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B. Alto Palermo S.A.

1. Increase In Equity Interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., APSA signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to APSA, which may be exercised until the last working day of October 2008, for US$ 3.0 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million was returned to APSA on October 2, 2008. As from January 1st, 2009 Mendoza Plaza Shopping merged into Shopping Alto Palermo S.A. (See Note 22 B.12), latter, as from July 1st, 2009 Shopping Alto Palermo S.A. merged into APSA.

2. Exercise of option

During August 2007, APSA exercised an option for the subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anty-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

Should the previously mentioned conditions are to occur APSA shall make a total investment of US$ 24.4 million. Due to the various interpretations between APSA and the subscribers of such option as to whether the conditions precedent have taken place, parties have exchanged letters and drawn minutes disclosing their respective positions.

As of the closing date of these Unaudited Financial Statements, APSA granted loans for amount of US$ 1.1 million, which are disclosed in Other receivables and prepaid expenses - loans granted.

This option has been accounted for in Non-Current Investments advances for purchase of share.

3. Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

4. Acquisition of Córdoba Shopping

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G. (“Empalme”), owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of US$ 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was determined for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and Shopping Alto Palermo S.A. have paid US$ 2.1 million related to the fourth and last installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme’s shares. With such installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

As from January 1st, 2009 Empalme merged into Shopping Alto Palermo S.A. (See Note 22 B.12), latter, as from July 1, 2009 Shopping Alto Palermo S.A. merged into APSA.

5. Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. has had the need to review the general or specific economic prospects for the Tarshop’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

Some of the measures implemented during fiscal year 2009 were:

(i)	Readapting the operating structures under the new business context

(ii)	Adapting cash and financing plans for consumption at stores

(iii)	Amendment to the credit origination policies

(iv)	Strengthening collection management

(v)	Analyze and implement new funding tools

During the second quarter of fiscal year 2009, Alto Palermo S.A. has provided financial assistance to Tarshop S.A. for Ps. 105 million, then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop S.A. on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contribution was decided by Tarshop S.A.’s Extraordinary Shareholder’s Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98,59%.

As from the increase in origination requirements and the measures seeking to control the defaulting portfolio, the receivable portfolio including securitized coupons as of September 30, 2009, decreased by 34% as compared to the portfolio as of September 30, 2008 and the percentage of receivables past due from 90 to 180 days shows an improvement as from December 2008.

During the first quarter of fiscal year 2010, Tarshop S.A.’s results have started to show some gains due to the measures taken and better capitalization combined with a relative stabilization of local financial markets, a drop in uncollectibility charges and a decrease in operating expenses, thus confirming the previous diagnosis and the fairness of measures that have been implemented.

6. Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

6. (Continued)

The building is under a concession agreement, which APSA was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 211 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

The offer made by APSA to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

On November 20, 2006 APSA was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, APSA was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos Commercial Center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of September 30, 2009 APSA has recorded this transaction as non - current investments.

On January 24, 2008 APSA received a note of the National Anti-Trust Commission, record Nº S01/0477593/2007 (DP Nº 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

6. (Continued)

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

7. Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, (plot 2G) located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million. The previously mentioned operation is disclosed in inventory - units under construction.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

7. (continued)

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations. Such transaction is disclosed in for in inventories, net.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

8. Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall Shopping Alto Palermo, a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these unaudited financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of US$ 4.5 million, which will due on February, 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

9. Acquisition of Anchorena street building

On August 7, 2008 Alto Palermo S.A. signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008 APSA signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

The total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

10. Barter with CYRSA S.A.

On September 24, 1997 Alto Palermo S.A.(APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slots and the rights to increase the height of the property to build two towers buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of all storage units in the future building.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

10. (continued)

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the execution of the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

11. “Letter of Intent” Plot of land Parana.

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it states its intention to acquire the plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

12. Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase in Shopping Alto Palermo S.A. of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

As of July 1st, 2009 Shopping Alto Palermo S.A. was merged into APSA.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

13. Agreement to offer the acquisition of shares

On September 10, 2009, APSA and Ritelco S.A. executed an agreement by which it offered to acquired Ritelco S.A. one registered non-endorsable share of common stock, with a face value of 1 and entitled to one vote of Shopping Alto Palermo S.A. for Ps 1.

14. Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

The previous merger agreement executed between APSA and Shopping Alto Palermo S.A., dated September 25, 2009, resolved the merger of Shopping Alto Palermo S.A. into APSA.

According to the previous merger agreement and under the agreement executed with Ritelco S.A. mentioned in point (c) of this note, APSA holds a direct interest in 100% of the capital stock of Shopping Alto Palermo S.A. whereupon the merger did not generate any capital increase whatsoever.

15. Purchase of Fibesa’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. (APSA) sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

NOTE 23: CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

•	Alto Palermo S.A.

1. Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: (Continued)

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no an impact on the unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2009, the holders of Convertible Notes in APSA ordinary shares, have exercised their right to convert them for a total of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of September 30, 2009 Convertible Notes amounted to US$ 47.2 million.

2. Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of US$ 170 million.

•

Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

•

Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of September 30, 2009, IRSA Inversiones y Representaciones Sociedad Anónima holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 46.5 million in nominal value. Additionally, Cresud S.A.C.I.F. y A. holds Series I Notes for US$ 5.0 million in nominal value.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: (Continued)

These issuances constitute Series I and II within the Global issuance Program of Notes, for a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

NOTE 24: SIGNIFICANT EVENTS

A. IRSA Inversiones y Representaciones Sociedad Anónima

1. Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009,

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,502,993 as of September 30, 2009.

As from January 1 st, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of September 30, 2009 and 2008 the assistance to the Public Sector arises 21.4% and 25.7%, from total Assets, respectively.

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario S.A (“Banco Hipotecario”) there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA) and for which Banco Hipotecario is preparing its corresponding response. These matters are related mainly to:

(a)	The accounting treatment for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in Shareholders’ equity as of September 30, 2009;

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

(b)	Regulatory treatment and prudential relations resulting from the negotiation and consummation of certain transactions involving derivative financial instruments. It is to be noted that, in response to certain objections raised by the Argentine Central Bank, the Entity decided to compute the counterparty and fractioning risk associated to its exposure to the Non-financial Public Sector as well as the ensuing impact on the minimum capital requirements for thousand Ps. 2,047,289 for a five-month period and maturing on November 30, 2009. It followed from this situation that the amounts that the Entity was compelled to maintain as minimum capital requirements as of September 30, 2009 had been understated by thousand Ps. 562,052.

For purposes of recording its investment in Banco Hipotecario, the Company applies this entity’s Shareholders’ equity determined according to the professional accounting standards. Therefore, the aspects described in a) above do not have a significant impact on the Company’s financial statements because they have been already contemplated in the values considered by the Company.

At the date of issuance of its financial statements as of September 30, 2009, Banco Hipotecario S.A. was in the process of drafting a response to the Argentine Central Bank concerning the re-assertion of the valuation criteria applied to the derivative financial instruments already mentioned.

2. Compensation plan for executive management

The Company and its subsidiary APSA have developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of September 30, 2009, security charges of the Company amount to Ps. 2,046.

B. Alto Palermo S.A.

1. Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, see Note 22 B.11.) executed an agreement with NAI INTERNATIONAL II, INC. by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5% interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNATIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1, 2002 NAI INTERNATIONAL II, INC. assigned all the rights and obligations resulting from the agreement to NAI INTERNATIONAL II, INC. – SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = US$ 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of September 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances for Ps. 18,162.

2. Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. undertook to amend the road project previously submitted and to submit a new one and to make such amendments to the general project, which were required for the new road project to adapt to the general project. The new road project and the amendments to the general project had to be submitted within a term of 90 running days as from executing the agreement. On October 19, 2009 such presentation were completed. After having submitted it, the 30-day term started to run, when the Municipality should issue its opinion. The term established to start the work is 90 straight days as from registering the architectural project, which will include a new road project and the amendments to the general project.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

On June 18, 2009, Shopping Neuquén received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the Shopping Center will be built, under the negotiations held with the Municipality of Neuquén

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

3. Contributed leasehold improvements - other liabilities

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, see Note 22 B.11.), APSA’s subsidiary, recognizing the related gain over 15 year, the term of contract. At period-end, the amount of Ps. 74 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At period-end the amount of Ps. 9,903 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

4. Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop S.A. transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/ year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop S.A. agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 124,099 during the period ended September 30, 2009 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. coupon zero were issued for Ps. 13,500, T.D.F. Series “A” for Ps.45,939, T.D.F. Series “B” for Ps.42,215, C.P. Series “C” for Ps. 22,445.

Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, except for the T.D.F. Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX and L, and T.D.F. Serie C of the Series XLVII, part of which Tarshop S.A. has maintained in its portfolio. Cash reserves for losses in the amount of Ps. 5,277 have been made as credit protection for investors.

5. New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July, 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 96% by the period-end. Additionally the progress percentage of the work of the office building stood at 81%.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 m2, out of which 49,731 are square meter for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

As of September 30, 2009, the interest of Alto Palermo S.A. (APSA) in Panamerican Mall S.A. stands at 80%.

Total income from leases for the period ended September 30, 2009, stands at Ps. 14,764.

As of September 30, 2009, the occupation rate was 100%

Total contributions made by shareholders as regards this project amount to Ps. 555,989 as of the closing date of these unaudited financial statements.

6. Negative working capital

At the end of the year, the company carried a working capital deficit of Ps. 53,405, this amount relates mainly of APSA working capital deficit, which amounts to Ps. 96,406, which treatment is being considered by the Board of Directors and the respective Management.

NOTE 25: HEDGE OPERATIONS

As of September 30, 2009, open operations are the following ones:

Forward contracts	Amount	Maturity	Accumulated Loss
Open operations
Purchase	4,500,000	12.31.09	(931)
Purchase	4,500,000	12.31.09	(870)

Total	(*)9,000,000		(1,801)

(*)	Subscribed with Cresud S.A.I.C.F. y A.

As of September 30, 2009, the accumulated losses from open transactions amount to Ps. 1,801, which are recorded in financial gain (loss) generated by liabilities and Retained earnings for amounts of Ps. 1,558 and Ps. 243, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

In thousands:

	September 30, 2009	September 30, 2008
Weighted - average outstanding shares	578,676	578,676
Dilute effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net (loss) income of the period and net (loss) income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2009	September 30, 2008
Net income for calculation of basic earnings per share	131,445	(70,265)
Dilute effect	—	—

Net income for calculation of diluted earnings per share	131,445	(70,265)

Net basic income per share	0.227	(0.121)
Net diluted income per share	0.227	(0.121)

NOTE 27: SUBSEQUENT EVENTS

A. IRSA Inversiones y Representaciones S.A.

Llao- Llao’s Capitalization:

Llao Llao’s shareholders’ meeting held on October 31, 2009 resolved to capitalize the financial loans it had been granted by its shareholders up to a total of US$ 7,600 thereby increasing its capital stock (and regularizing the situation for purposes of compliance with the Argentine Companies Law No. 19,550 Section 94, Sub-section 5 and Section 206).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: (continued)

B. Alto Palermo S.A. (APSA)

Meeting of Shareholders

The Ordinary and Extraordinary Shareholders’ Meeting of APSA held on October 29, 2009, has decided to approve the following:

1. The management of the Board of Directors for the year in question.

2. The management of the Audit Committee for the year in question.

3. Absorbing the result for the year ended June 30, 2009, through the reserve to free availability account and the distribution of a dividend exclusively in cash for up to the amount of Ps. 56,000, empowering the Board of Directors to make it available within 30 days after holding the Shareholders’ Meeting.

4. Paying directors’ fees for Ps. 1,395 for the year ended June 30, 2009.

5. Absorbing Ps. 501 paid for Tax on personal assets of Shareholders.

6. Establishing the number and election of directors and alternate directors due to expiration of their terms.

7. Extending the amount of the current Global Issuance Program of Notes for up to a further US$ 200,000 (the “Program). Delegating on the Board of Directors and authorizations.

8. Creating the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 50,000 (or equivalent amount in other currencies) (the “Program”), Delegating on to the Board of Directors the broadest powers so that, within the maximum amount established by the Shareholders’ Meeting, establishes the remaining conditions of the Program and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Program. Considering the request for registration by the Company with the Special Registry of VCP Issuers.

9. Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: (continued)

10. Adjourning the Meeting to November 27, 2009, to consider the approval of all documentation related to the merger with Shopping Alto Palermo S.A.

Global Issuance Program of Notes. Issuance of Class III and Class IV by APSA.

Under the Global Issuance Program of Notes for a face value of up to US$ 200 million, on November 10, 2009, the placement of the Second Series of Notes for Ps. 80.8 million was concluded. Such Notes will be issued on November 13, 2009, in two classes:

Class III for Ps. 55.8 million, falling due 18 months after the issuance date, accruing interest at Private Badla rate plus a 3% margin, payable quarterly when due. Class III Notes are payable in one single installment 18 months after issuance.

Class IV for a face value of US$ 6.6 million equivalent to Ps. 25 million, falling due 18 months after issuance date and accruing interest at a fixed rate of 6.75% on the US dollar denominated principal, which will be payable on a quarterly basis when due. Class IV Notes are payable in one single installment 18 months after issuance.

Purchase of Conil S.A.’s shares

On October 21, 2009, a share purchase agreement was executed by which Alto Palermo S.A. (APSA) and Fibesa S.A. acquired 45% and 5% of Conil S.A.’s shares, respectively. The agreed-upon prices stood at US$ 287, out of which, as of the execution date of such agreement US$ 137 has been paid, and the remainder, that is to say, US$ 150 will be paid in six months.

As a result of the previously mentioned agreement, Alto Palermo S.A. (APSA) becomes the owner of 95% of the company’s shares, while Fibesa becomes the owner of the remaining 5%.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the three-month periods

Beginning on July 1, 2009 and 2008 and

ended September 30, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	8,900	14,887
Investments (Exhibits C, D and G)	76,761	120,754
Accounts receivable, net (Note 3 and Exhibit G)	38,417	46,161
Other receivables and prepaid expenses (Note 4 and Exhibit E and G)	56,717	96,822
Inventories (Note 5)	21,147	17,557

Total Current Assets	201,942	296,181

NON-CURRENT ASSETS
Accounts receivable, net (Note 3 and Exhibit G)	2,634	1,373
Other receivables and prepaid expenses (Note 4 and Exhibit G)	69,780	107,020
Inventories (Note 5)	59,443	49,964
Investments (Exhibits C, D and G)	1,969,741	1,694,853
Fixed assets, net (Exhibit A)	908,151	827,621
Intangible Assets, net (Exhibit B)	2,258	2,663

Subtotal Non-Current Assets	3,012,007	2,683,494

Negative goodwill	(41,771)	—

Total Non-Current Assets	2,970,236	2,683,494

Total Assets	3,172,178	2,979,675

	September 30, 2009	June 30, 2009
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	16,811	20,187
Customer advances (Note 7 and Exhibit G)	19,304	13,953
Short-term debt (Note 8 and Exhibit G)	147,685	111,620

Salaries and social security payable	3,536	4,991
Taxes payable (Note 9)	20,471	12,824
Other liabilities (Note 10 and Exhibit G)	47,367	51,562

Subtotal Current Liabilities	255,174	215,137

Allowances (Exhibit E)	655	63

Total Current Liabilities	255,829	215,200

NON-CURRENT LIABILITIES
Customer advances (Note 7)	56	7
Long-term debt (Note 8 and Exhibit G)	648,217	640,172
Taxes payable (Note 9)	12,897	1,555
Other liabilities (Note 10 and Exhibit G)	26,788	27,079

Total Non-Current Liabilities	687,958	668,813

Total Liabilities	943,787	884,013

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,228,391	2,095,662

Total Liabilities and Shareholders’ Equity	3,172,178	2,979,675

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	September 30, 2008
Revenues	77,498	27,782
Costs (Exhibit F)	(18,843)	(7,494)

Gross profit	58,655	20,288

Gain from recognition of inventories at net realizable value	1,675	2,733
Administrative expenses (Exhibit H)	(12,215)	(6,929)
Selling expenses (Exhibit H)	(4,453)	(1,344)

Subtotal	(14,993)	(5,540)

Gain from operations and holdings of real estate assets, net	—	196

Operating income	43,662	14,944

Amortization of negative goodwill	519	—

Financial results generated by assets:
Interest income	9,908	5,827
Foreign exchange gain	4,705	6,706
Interest income from non convertible notes APSA	3,562	—
Gain on financial operations	603	179
Interest on discounting assets	23	5

Subtotal	18,801	12,717

Financial results generated by liabilities:
Financing expenses (Exhibit H)	(20,227)	(16,219)
Foreign exchange loss	(9,049)	(23,940)
Interest on discounting liabilities	(8)	(54)

Subtotal	(29,284)	(40,213)

Financial results, net	(10,483)	(27,496)

Gain (loss) on equity investees (Note 12.c.)	110,985	(58,127)
Other expenses, net (Note 11)	(2,943)	(1,437)

Net income (loss) before tax	141,740	(72,116)

Income tax and MPIT (Note 15)	(10,295)	1,851

Net income (loss) for the period	131,445	(70,265)

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions				Reserved earnings
Caption	Common stock (Note 13)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 13)	Reserve for new developments	Retained earnings	Cumulative translation adjustment	Total as of September 30, 2009	Total as of September 30, 2008
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	32,374	193,486	210,767	12,849	2,095,662	1,924,178
Cumulative translation adjustment	—	—	—	—	—	—	—	1,284	1,284	—
Net gain (loss) for the year	—	—	—	—	—	—	131,445	—	131,445	(70,265)

Balances as of September 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	342,212	14,133	2,228,391

Balances as of September 30, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	(15,390)	—		1,853,913

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	September 30, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	99,408	87,568
Cash and cash equivalents as of the end of the period	61,380	20,180

Net decrease in cash and cash equivalents	(38,028)	(67,388)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	131,445	(70,265)
Plus income tax and MPIT accrued for the period	10,295	(1,851)

Adjustments to reconcile net (income) loss to cash flows from operating activities:
• (Gain) loss on equity investees	(110,985)	58,127
• Gain from recognition of inventories at net realizable value	(1,675)	(2,733)
• Gain from operations and holdings of real estate assets	—	(196)
• Allowances and provision	7,933	6,140
• Amortization and depreciation	6,433	5,535
• Financial results, net	(8,847)	11,154
• Amortization of Goodwill	(519)	—
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in current investments	6,059	5,715
• Decrease in accounts receivables, net	4,828	353
• Decrease (Increase) in other receivables and prepaid expenses	18,646	(3,422)
• Decrease in inventory	9,918	608
• Decrease in trade accounts payable	(3,739)	(3,940)
• Increase in customer advances	4,175	3,205
• Decrease in accrued interest	(8,742)	(6,130)
• Decrease in taxes payable and social security payable	(10,126)	(5,386)
• Increase (decrease) in other liabilities	532	(1,778)

Net cash provided by (used in) operating activities	55,631	(4,864)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase equity in subsidiary companies	(20)	(68,349)
• Increase irrevocable contributions in subsidiary companies	(161,850)	(50)
• Cash collected by merger, spin off-merger and acquisition of related companies	5,038	—
• Loans granted to related parties	(2,465)	(2,218)
• Cash collected from loans granted to related parties	4,964	3,425
• Decrease (increase) of undeveloped parcels of lands and other investments	17,943	(77)
• Purchase and improvements of fixed assets	(1,176)	(8,747)
• Expenses for advances in purchase of shares	—	(984)

Net cash used in investing activities	(137,566)	(77,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	44,150	15,659
• Increase of loans with related companies	15	—
• Payments of loans with related companies	(258)	(1,183)

Net cash provided by financing activities	43,907	14,476

NET DECREASE IN CASH AND CASH EQUIVALENT	(38,028)	(67,388)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2009	September 30, 2008
Supplemental cash flow information
• Interest paid	27,960	19,726
• Income tax paid	430	3,135

Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	8,644	—
• Cumulative translation differences	1,284	—
• Decrease in long-term investments through an increase in others receivables and prepaid expenses.	109	—
• Transfer of undeveloped plot of land to inventories	—	101

Merger, spin off-merger and acquisition of inventories
• Current investments	13	—
• Accounts receivables	953	—
• Other receivables and prepaid expenses	(51,187)	—
• Inventories	12,666	—
• Fixed assets	93,678	—
• Intangible assets	128	—
• Undeveloped parcels of land and other investments	18,123	—
• Investments	277,117	—
• Trade Accounts Payables	1,244	—
• Customer Advances	(1,105)	—
• Salaries and social security payable	(1,261)	—
• Taxes payable	(14,372)	—
• Other liabilities	(1,876)	—

Net value of assets of non cash transaction	334,121	—

• Cash collected	5,038	—

Net value of assets	339,159	—

• Increase value of assets	6,575	—
• Proportional equity of merged and acquired companies	(303,254)	—
• Goodwill	(42,290)	—

Purchase value of acquired companies	190	—

• Cash collected	5,038	—

• Amount financed by sellers	(190)	—

	5,038	—

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the three-month periods ended September 30, 2009 and 2008 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s quarterly results do not necessarily reflect the proportion of the Company’s full-year results.

1.2. Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1st, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.3. (Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items as of June 30, 2009 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the three-month period ended 30 September, 2009 of the unaudited income, shareholder’s equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30, 2009 and as of September 30, 2008 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of September 30, 2009.

1.5. Valuation criteria

a. Cash and banks

Cash on hand has been valued at face value.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

c. Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d. Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at that time.

f. Other receivables and prepaid expenses and liabilities

Other current receivables and other current liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

h. Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

The Company has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

i. Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

i. (Continued)

•	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at September 30, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Securitizacion S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations in relation to its holding of shares Metropolitan (See Note 22 A.4. to the consolidated unaudited financial statements) whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

i. (Continued)

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line cumulative translation adjustment and they amounted to Ps. 14,133 as of September 30, 2009.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j. Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009 financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

j. (Continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis

Furniture and fixtures	10

Vehicles	5

Machinery and equipment	10

Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

k. Intangible assets, net

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l. Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

l. (Continued)

In accordance with the terms of Technical Resolution N° 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m. Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

n. Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

o. Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

p. MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

q. Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

q. (Continued)

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended as of September 30, 2009 and the year ended as of June 30, 2009 are detailed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r. Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

r. (Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A.’s financial statements.

s. Results accounts

The results for the period/year are shown as follows:

Amounts included in unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t. Revenue recognition

t.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

t.1. (Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2 Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

u. Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v. Negative Goodwill, net

Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the income statements for the same periods in which such losses are incurred (b) the amount not in excess of the equity interest over the non-monetary assets of the issuer will be recognized as negative goodwill (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

v. (Continued)

Goodwill has been restated following the guidelines mentioned in Note 1.3 and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares and Palermo Invest S.A.

w. Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of the gross revenues posted by the “Offices and others” segment and defined in Note 4 to Net Operating Income by Business Unit as of June 30 of each year or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2009	June 30, 2009
Cash on hand (Exhibit G)	112	90
Banks accounts (Exhibit G)	8,292	14,190
Checks to be deposited	496	607

	8,900	14,887

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	22,455	2,634	24,393	1,373
Related parties (Note 12.a.) (Exhibit G)	21,299	—	24,368	—
Debtors under legal proceedings and past due debts	8,431	—	4,452	—
Less:		—
Allowance for doubtful accounts (Exhibit E)	(13,768)	—	(7,052)	—

	38,417	2,634	46,161	1,373

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	3,585	61,049	52,121	94,797
Advances of Director’s fees (Note 12.a.) (3)	4,451	—	—	—
Receivables from the sale of shares (Exhibit G) (1)	34,971	—	34,115	—
Prepaid expenses and services (Exhibit G)	6,231	1,330	3,748	1,290
Guarantee of defaulted credits (2) (Exhibit G)	3,883	—	4,206	—
Deferred income tax (Note 15)	—	—	—	7,238
MPIT	—	6,836	—	3,377
Present value	—	(296)	—	(148)
Others (Exhibit G)	3,596	861	2,632	466

	56,717	69,780	96,822	107,020

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.5 million of such amount). The balance will become due in December 2009 and it is supported by a pledge in favor of the Company.
(2)	See Note 21.A.ii) to the unaudited consolidated financial statements.
(3)	Amounts are net of provision for Director’s fees for Ps. 3,032.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Credit from barter of Caballito (Koad) (i)	16,399	12,516	15,828	11,795
Abril	2,029	793	788	209
Credit from barter of Benavidez (ii)	1,821	8,174	—	—
Credit from barter of Caballito (Cyrsa) (Note 12 a. and 16.3)	—	37,939	—	37,939
Credit from barter of Dique III parcel 1c)	—	—	54	—
Other inventories	898	21	887	21

	21,147	59,443	17,557	49,964

(i)	In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7.5 million by which the Company sold to Koad a plot of land for the construction of a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery. In guarantee of the operation, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 1 million. As of September 30, 2009, Koad has delivered 42 parking spaces out of the total agreed.

Additionally, preliminary sales agreements have been signed over 47 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 1,292 from this transaction during the period ended as of September 30, 2009.

(ii)	In March 2004, the company (through its subsidiaries) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned for an amount of US$ 3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$ 3 million.

NOTA 6: TRADE ACCOUNTS PAYABLE

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- Current
Suppliers (Exhibit G)	3,528	—	3,796	—
Accruals	5,898	—	5,500	—
Related parties (Note 12.a.) (Exhibit G)	6,600	—	9,852	—
Others	785	—	1,039	—

	16,811	—	20,187	—

NOTE 7: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	17,632	—	12,981	—
Leases and services advances	1,672	56	972	7

	19,304	56	13,953	7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- Current
Non convertibles notes -2017 (Note 12. a. and 17) (Exhibit G)	7,291	570,838	19,297	563,719
Bank Loans (Exhibit G) (1)	76,424	77,379	72,954	76,453
Seller financing (Exhibit G) (2)	11,777	—	11,633	—
Overdrafts	52,193	—	7,736	—

	147,685	648,217	111,620	640,172

(1)	The balance as of September 30, 2009 includes mainly:

a.	Ps. 31,051 as a current balance and Ps. 77,379 as a non-current balance related to the debt for purchase the República building (Note 16.1 and Exhibit G).
b.	Ps. 30,272 as a loan granted by Banco de la Nación Argentina maturing in March 2010 and accruing interest at a rate equivalent to Baibor at 30 days plus 500 basis points.
c.	Ps. 15,101 as a loan granted by Banco Ciudad maturing in November 2009, accruing interest at a rate equivalent to Badlar plus 300 basis points.

(2)	The balance as of September 30, 2009 corresponds to debt for the purchase of Palermo Invest S.A. shares (Note 22.A.1 to the Unaudited Consolidated Financial Statements)

NOTE 9: TAXES PAYABLES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
VAT, net	6,039	—	2,740
Tax retentions to third parties	4,458	—	1,710	—
MPIT	3,378	1,419	3,378	—
Provision on tax on shareholders personal assets	3,369	—	2,079	—
Income tax, net	2,397	—	2,397	—
Tax facilities MPIT	288	—	—	—
Tax facilities for municipal taxes	242	547	—	—
Tax facilities for gross revenue	143	467	85	417
Gross revenue, tax	105	1,138	408	1,138
Deferred income tax (Note 15)	—	9,326	—	—
Others	52	—	27	—

	20,471	12,897	12,824	1,555

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Loans with shareholders of related parties (Note 12.a.) (Exhibit G)	36,411	21,584	41,946	21,332
Directors’ fees provision (Note 12.a.) (1)	231	—	231	—
Less value of acquired contracts (Note 1.5.l)	3,722	378	3,722	1,308
Administration and reserve funds	3,908	—	3,343	—
Guarantee deposits (Exhibit G)	2,175	4,787	2,146	4,408
Present value	—	(156)	—	(164)
Others	920	195	174	195

	47,367	26,788	51,562	27,079

(1)	As of September 30, 2009 and June 30, 2009 it is disclosed net of advances to Directors for Ps. 10,510.

NOTE 11: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2009	September 30, 2008
Other income:
Recovery of allowance for doubtful accounts and lawsuits	67	—
Others	28	76

Subtotal	95	76

Other expenses:
Donations	(1,395)	(8)
Tax on shareholders’ personal assets	(1,290)	(1,378)
Unrecoverable VAT	(130)	(47)
Lawsuits contingencies	(29)	(1)
Others	(194)	(79)

Subtotal	(3,038)	(1,513)

Total other expenses, net	(2,943)	(1,437)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of September 30, 2009 and June 30, 2009, with subsidiaries, shareholders, affiliated and related companies are as follows:

	September 30, 2009	June 30, 2009
Alto Palermo S.A. (1)
Accounts receivable, net	7,773	8,651
Other current receivables and prepaid expenses	382	1,596
Current investments	21,656	20,483
Non-current investments	300,898	297,614
Current trade accounts payable	3,163	3,860
Other current liabilities	—	6,580

Canteras Natal Crespo S.A. (5)
Accounts receivable, net	416	385
Other current receivables and prepaid expenses	1,877	1,727

Comercializadora Los Altos S.A. (1)(7)
Accounts receivable, net	—	48
Current trade accounts payable	—	5

Consorcio Dock del Plata (4)
Accounts receivable, net	514	344
Other current receivables and prepaid expenses	50	26
Current trade accounts payable	—	46

Consultores Assets Management S.A. (4)
Accounts receivable, net	593	536
Other current receivables and prepaid expenses	3	5
Current trade accounts payable	5	2

Consorcio Libertador S.A. (4)
Accounts receivable, net	450	518
Other current receivables and prepaid expenses	17	4
Current trade accounts payable	89	115

Cresud S.A.C.I.F. y A (2)
Accounts receivable, net	1,919	1,127
Other current receivables and prepaid expenses	259	7,570
Current trade accounts payable	915	1,901
Current loans	1,805	4,458
Non-Current loans	127,403	125,878
Other current liabilities	133	135

Cyrsa S.A. (5)
Accounts receivable, net	2,874	2,862
Other current receivables and prepaid expenses	19	20
Current trade accounts payable	1,533	695
Inventories - Credit from barter of Caballito	37,939	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	September 30, 2009	June 30, 2009
Directors (4)
Other current receivables and prepaid expenses	4,613	160
Current trade accounts payables	—	29
Other current liabilities	231	231
Other non-current liabilities	8	8

E-commerce Latina S.A. (1)
Accounts receivable, net	21	18

Emprendimiento Recoleta S.A. (1)
Accounts receivable, net	2	—
Current trade accounts payable	1	1

Estudio Zang, Bergel & Viñes (4)
Other current receivables and prepaid expenses	27	20
Current trade accounts payable	266	186
Other current liabilities	3	3

Fibesa S.A. (1)
Accounts receivable, net	769	2
Current trade accounts payables	7	3

Fundación IRSA (4)
Accounts receivable, net	20	18
Other current receivables and prepaid expenses	2	3
Current trade accounts payable	—	259

Hoteles Argentinos S.A. (1)
Accounts receivable, net	40	—
Other current receivables and prepaid expenses	21	21
Other current liabilities	771	762

Inversora Bolívar S.A. (1)(6)
Accounts receivable, net	—	3,475
Other current receivables and prepaid expenses	165	28,728
Other non-current receivables and prepaid expenses	—	39,644
Current trade accounts payable	—	2,184
Other current liabilities	—	22

Llao - Llao Resorts S.A. (1)
Accounts receivable, net	748	1,734
Other current receivables and prepaid expenses	21	196
Other non-current receivables and prepaid expenses	49,803	45,466
Other non-current liabilities	—	6

Museo de los niños (4)
Accounts receivable, net	20	20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	September 30, 2009	June 30, 2009
Nuevas Fronteras S.A. (1)
Accounts receivable, net	59	152
Other current receivables and prepaid expenses	1	1
Current trade accounts payable	4	2
Other current liabilities	77	19
Other non-current liabilities	4,620	4,565

Palermo Invest S.A. (1)(6)
Accounts receivable, net	—	66
Other current receivables and prepaid expenses	—	6,068

Panamerican Mall S.A. (1)
Accounts receivable, net	28	69
Other current receivables and prepaid expenses	42	1

Patagonian Investment S.A. (1)(6)
Accounts receivable, net	—	54

Pereiraola S.A.I.C.I.F. (1)
Accounts receivable, net	39	39

Staff (4)
Accounts receivable, net	4	—
Other current receivables and prepaid expenses	60	285
Other non-current receivable and prepaid expenses	4	—
Current trade accounts payable	51	23

Puerto Retiro S.A. (5)
Accounts receivable, net	78	78
Other current receivables and prepaid expenses	26	—

Quality Invest S.A. (1)
Accounts receivables, net	—	12
Other current receivables and prepaid expenses	2	2

Ritelco S.A. (1)
Other current receivables and prepaid expenses	26	24
Other current liabilities	35.427	34,424
Other non-current liabilities	16.956	16,753

Rummaala S.A. (5)
Accounts receivable, net	8	7
Other current receivables and prepaid expenses	—	1
Current trade accounts payable	43	43

Shopping Alto Palermo S.A. (1)(8)
Accounts receivable, net	—	1
Other current receivables and prepaid expenses	—	20
Current trade accounts payable	—	27
Other current liabilities	—	1

Solares de Santa María S.A. (1)
Accounts receivable, net	957	869
Other current receivables and prepaid expenses	27	26
Other non-current receivables and prepaid expenses	11,242	9,687

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	September 30, 2009	June 30, 2009
Tarshop S.A. (1)
Accounts receivable, net	3,368	3,283

IRSA International LLC (1)
Other current receivables and prepaid expenses	—	577
Current trade accounts payable	523	462
Account receivable, net	599	—

Tyrus S.A. (1)
Other current receivables and prepaid expenses	396	5,040
Current trade accounts payable	—	9
Other current receivables and prepaid expenses	—	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirect joint control
(6)	See Note 16.6
(7)	See Note 22.B.13 to the unaudited consolidated financial statement
(8)	See Note 22.B.14 to the unaudited consolidated financial statement

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the three-month period ended September 30, 2009 and June 30, 2009 are as follows:

	Year	Sales and services fee	Leases earned	Cost	Leases Cost	Interest earned	Fees	Interest Cost	Exchange differences
Related Parties
Palermo Invest S.A. (1)(5)	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	136	—	—	—
Inversora Bolivar S.A. (1)(5)	2009	—	—	—	—	—	—	—	—
	2008	23	—	—	(120)	1,824	—	—	(11)
Alto Palermo S.A. (APSA) (1)	2009	111	1,261	—	—	7,164	—	—	—
	2008	—	—	(1,046)	—	2,457	—	—	3,492
Fibesa S.A. (1)	2009	—	173	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	2009	24	—	—	—	49	—	—	—
	2008	24	—	—	—	36	—	—	—
Cresud S.A.C.I.F. y A. (2)	2009	238	462	—	—	—	—	(3)	—
	2008	—	—	(14)	—	—	—	—	1
Hoteles Argentinos S.A. (1)	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	23	—	—	28
Llao Llao Resorts S.A. (1)	2009	—	40	—	—	1,095	—	—	—
	2008	—	32	—	—	991	—	—	357
E-Commerce S.A. (1)	2009	3	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
Ritelco S.A. (1)	2009	—	—	—	—	—	—	(454)	—
	2008	—	—	—	—	—	—	(420)	(1,511)
Tarshop S.A. (1)	2009	39	443	—	—	—	—	—	—
	2008	80	422	(78)	—	—	—	—	5
Advances to personnel (3)	2009	—	—	—	—	5	—	—	—
	2008	—	—	—	—	4	—	—	—
Estudio Zang, Bergel & Viñes (3)	2009	—	—	—	—	—	(680)	—	—
	2008	—	—	—	—	—	(392)	—	—
Directors (3)	2009	—	—	—	—	—	(3,041)	—	—
	2008	—	—	—	—	—	(869)	—	—
CYRSA S.A. (4)	2009	—	78	—	—	—	—	—	—
	2008	—	133	—	—	—	—	—	1
Nuevas Fronteras S.A. (1)	2009	115	—	—	—	—	—	(58)	—
	2008	121	—	—	—	—	—	—	—
Solares de Santa María S.A. (1)	2009	—	—	—	—	305	—	—	—
	2008	—	—	—	—	205	—	—	—
Consorcio Dock del Plata (3)	2009	156	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (3)	2008	6	3	—	—	—	—	—	—
	2009	20	2	—	—	—	—	—	—

Total 2009		692	2,460	—	—	8,618	(3,721)	(515)	—

Total 2008		268	589	(1,138)	(120)	5,676	(1,261)	(420)	2,362

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Related party
(4)	Direct or indirectly joint control
(5)	See Note 16.6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

c.	The composition of loss on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	September 30, 2009	September 30, 2008
Gain on equity investees	113,327	(58,558)
Accrual of financial results from notes of APSA	(3,562)	—
Amortization of goodwill and lower/higher purchase values/acquisition expenses	500	397
Difference exchange notes of APSA	706	—
Eliminations of intercompany results	14	34

	110,985	(58,127)

NOTE 13: COMMON STOCK

a. Common stock

As of September 30, 2009, common stock was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

b. Restriction on the distribution of profits

i)	In accordance with the Argentine Comercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

NOTE 14: RESTRICTED ASSETS

1.	The Company has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755. The Company also carries a mortgage loan granted by Banco Macro for the acquisition of the building designated as “Edificio República” (See Note 21.A.iii to the Unaudited Consolidated Financial Statements).

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, the Company agreed not to transfer its shares or any rights related thereto for a term of three years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (1)	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	(100)	—	(100)
Investments	(2,263)	(264)	(2,527)
Accounts receivable, net	2,465	1,090	3,555
Other receivables and prepaid expenses	62,457	211	62,668
Inventories	(4,199)	(555)	(4,754)
Fixed assets, net	(52,231)	(19,274)	(71,505)
Intangible Assets	528	(101)	427
Financial loans	(2,347)	77	(2,270)
Salaries and social security payable	120	99	219
Other liabilities	2,808	269	3,077
Tax loss carryfowards	—	1,884	1,884

Total net deferred assets	7,238	(16,564)	(9,326)

(1)	Includes Ps. 8,931 by merger (see note 16.6)

Net liabilities at period end derived from the information included in the above table amount to Ps. 9,326.

Below is a breakdown of the balance of tax loss carryforward which amounts to Ps 5,383.

Year of generation	Amount (*)	Statute of Limitation
2009	5,383	2014

Tax loss carryforwards	5,383

(*)	Nominal value

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended September 30, 2009 and 2008, respectively:

Items		09.30.09	09.30.08
Pretax income (loss)		141,740	(72,116)
Statutory income tax rate		35%	35%

(Income tax expense (gain) at statutory tax rate on pretax income)		49,609	(25,241)

- Restatement into constant currency		1,591	338
- Donations		253	116
- (Gain) loss on equity investees		(38,845)	20,344
- Gain from operations and holdings of real estate assets		—	(69)
- Tax on personal assets		452	482
- Previous tax statements differences		—	1,944
- Allowances recovery		(587)	—
- Sundry permanent differences		(1,801)	235

- Income tax and deferred tax charge for the year	(1)	10,672	(1,851)

- MPIT charge for the year		(377)	—

Income and MPIT expense		10,295	(1,851)

(1)	Deferred tax amounts to Ps. 7,633 and Current tax amounts to Ps. 3,039.

Unification of professional accounting standards

The Company in accordance with the new accounting standards (See Res. Gral CNV 485/05 y 487/06) has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 132.7 million which should be recorded in the income statement accounts of previous periods for Ps. 155.5 million (loss) and in the income statement accounts of the fiscal period Ps. 22.8 million (gain).

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.2	7.1	7.0	111.4	132.7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: ACQUISITIONS, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1. Acquisition of República Building

In April 2008, the company acquired a building known as “República Building”, a property located in Tucumán 1, Buenos Aires. The company paid US$ 70.3 million.

The Company consulted with the Argentine Antitrust Commission as regards the need to notify such operation as one of economic concentration. The Argentine Antitrust Commission resolved that, in effect, such operation had to be reported and the Company challenged this ruling judicially. As of the date of these financial statements, there was no final sentence as to this matter.

2. Acquisition of the Bouchard Building

In March 2007, the company acquired the building known as “Bouchard Plaza” (including in place leases contracts) for an aggregate purchase price of US$ 84 million.

In April, 2008 the notice of the operation was filed with the Argentine Antitrust Commission. As of the date of these financial statements the commission has not issued the resolution yet.

3. Barter transaction with Cyrsa

In July 2008 the Company signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa’s election.

As consideration Cyrsa paid US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If Cyrsa decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building. To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

4. Acquisition of 50% of Torre Bankboston

In August 2007, the Company acquired the 50% of the building known as “Tower BankBoston” (including in place leases) located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires for a total consideration of US$ 54 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

4. (Continued)

The Company consulted with the National Argentine Antitrust Commission with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commission decided that effectively the operation referred should be notified and the company challenged this ruling judicially. As of the date of these unaudited financial statements there was no final sentence as to this matter.

5. Sales of Buildings

During the year ended June 30, 2009, the Company conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 20,315 square meters in exchange for a total of Ps. 201.3 million. The gross income generated by these transactions amounted to Ps. 119.4 million.

In the course of the quarter ended on September 30, 2009, the Company executed a number of real estate transactions for the sale of office properties in its portfolio equivalent to a gross leasable area of 2,751 square meters and totaling Ps. 33.6 million. The gross profit resulting from these transactions has been Ps. 23.8 million.

6. Merger and spin-off/merger between The Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

Pursuant to the preliminary merger by absorption and spin-off and merger agreement dated September 25, 2009, the resolution adopted was as follows:

a)	To proceed with a “merger by absorption” with Patagonian Investment S.A. (PAISA) whereby PAISA will become the absorbed company, or the company merged into IRSA Inversiones y Representaciones Sociedad Anónima and the latter will become the absorbing company or the surviving company;

b)	To proceed with the spin-off of a 90.89% ownership interest in Palermo Invest S.A. (PISA), so that this spin-off percentage is subsequently merged by absorption into the Company;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

6. (Continued)

The residual assets that will continue to be held by PISA after the merger by absorption are restricted to the following as stipulated in the preliminary merger by absorption and spin-off and merger agreement:

•	a 5.19 % ownership interest in IBOSA’s capital stock and

•	the investment it presently holds in Quality Invest S.A.

All of PISA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

c)	To proceed with the spin-off of a 39.41% ownership interest in Inversora Bolívar S.A. (IBOSA) so that this spin-off percentage is subsequently merged by absorption into the Company.

The residual assets that will continue to be held by IBOSA after the merger by absorption are restricted to the following as stipulated in the preliminary merger by absorption and spin-off and merger agreement:

•	The investment it presently holds in Puerto Retiro S.A., equivalent to a 50% equity interest in its capital stock.

•	The investment it presently holds in Banco Hipotecario S.A., equivalent to a 5 % equity interest in its capital stock.

All of IBOSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

It is to be expressly noted that the Company’s annual general shareholders’ meeting held on October 29, 2009 decided an adjournment for November 27, 2009 on which date the general meeting shall consider the approval of the documentation concerning the merger and the spin-off and merger in its entirety.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17: ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. Balances are net of issuance cost amounting to Ps. 875 as current and Ps. 5,612 as non-current, as of September 30, 2009; and Ps. 875 current and Ps. 5,831 non-current, as of June 30, 2009.

NOTE 18: RELEVANT FACTS

1. Purchase of Alto Palermo’s Notes

During this fiscal year ended June 30, 2009, the Company bought Alto Palermo notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income in that fiscal year.

In addition, the Company acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income in that fiscal year.

2. Acquisition of company’s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”) acquired additional shares of the Company. Consequently, Cresud’s share in the Company, either directly and indirectly, exercises control on the Company, as from October 2008 it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution N° 21. On September 30, 2009 Cresud’s share in the Company amounts to 57.12%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

3. Financial and capital market situation

In late 2008, the financial markets of the largest economies in the world were adversely affected by the prevailing conditions of volatility and illiquidity and by the credit crunch. This led in turn to a significant decline in the stock market indices at the international level which came hand in hand with a slow-down in the global economy.

As soon as the largest economies in the world started to intervene by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio.

As regards the quotation of Banco Hipotecario’s shares, which had declined in recent quarters due to the overall market situation, it has significantly appreciated in the past months which corroborates our estimate that the decrease in the value of Banco Hipotecario’s shares disclosed at the end of fiscal 2009 had been temporary.

The management is evaluating and monitoring the effects derived from situations referred on the Company in order to adopt the necessary measures to soften the effects of the global situation to protect the Company equity.

4. Negative working capital

As of the end of the period, the company carried a working capital deficit which amounts to Ps. 53,887, whose treatment is being considered by the board of directors and the respective management.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 20: SUBSEQUENT EVENTS

Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009

The following are the resolutions adopted by the Company’s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009:

•

To approve the appropriation of the income for the period ended on June 30, 2009 which had amounted to Ps. 158,635, as follows: 5% to the Statutory reserve and that a sum be appropriated to the distribution of a cash-only dividend for up to Ps. 31,727

•	To approve that the Ps. 3,951 paid as tax on personal property by the company in its position as substitute taxpayer for the shareholders should be absorbed by the Company.

•	To approve an increase in the amount of the Global Program for the Issuance of Negotiable Obligations currently in force for a further US$ 200,000.

•

To approve the creation of a Global Program of Short-term Debt Securities in the form of simple, secured negotiable obligations, not convertible into shares, denominated in any currency, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,000.

•

To approve the adjournment of the general shareholders’ meeting for Friday, November 27, 2009, on which date the general meeting shall consider all the documentation associated to the merger and spin-off mergers described in Note 16.6.

•	To approve the payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the three-month period beginning on July 1, 2009

and ended September 30, 2009 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

					Depreciation
					Accumulated as of beginning of year	For the period
Items	Value as of beginning of year	Additions and Transfers (5)	Deductions and Transfers	Value as of end of year		Increase, decreases and Transfers (6)	Amount (1)	Accumulated as of end of period	Allowances for impairment (2)(7)	Net carrying value as of September 30, 2009	Net carrying value as of June 30, 2009
Furniture and fixtures	2,016	861	—	2,877	1,707	782	4	2,493	—	384	309
Machinery, equipment and computer equipment	6,940	3,071	—	10,011	6,328	3,013	87	9,428	—	583	612
Leasehold improvements	6,753	1,427	—	8,180	6,630	1,427	9	8,066	—	114	123
Vehicles	130	91	—	221	130	91	—	221	—	—	—

Subtotal other fixed assets	15,839	5,450	—	21,289	14,795	5,313	100	20,208	—	1,081	1,044

Properties:
Avda. de Mayo 595	7,339	—	—	7,339	2,616	—	59	2,675	—	4,664	4,723
Bouchard 551	160,657	—	—	160,657	7,759	—	583	8,342	—	152,315	152,898
Bouchard 710	72,460	—	—	72,460	6,177	—	255	6,432	—	66,028	66,283
Constitución 1111	1,338	—	—	1,338	398	—	11	409	—	929	940
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(3,589)	5,173	5,173
Costeros Dique IV	23,337	—	—	23,337	3,638	—	147	3,785	—	19,552	19,699
Edificios Costeros (Dique II)	21,184	—	—	21,184	3,811	—	137	3,948	—	17,236	17,373
Dock del Plata	13,366	6	(3,057)	10,315	675	(275)	61	461	—	9,854	12,691
Libertador 498	36,344	—	(7,817)	28,527	9,145	(1,985)	217	7,377	—	21,150	27,199
Libertador 602	3,486	—	—	3,486	853	—	25	878	—	2,608	2,633
Madero 1020	408	—	(45)	363	139	(15)	5	129	—	234	269
Maipú 1300	52,716	—	—	52,716	13,046	—	347	13,393	—	39,323	39,670
Rivadavia 2768	334	—	—	334	91	—	6	97	—	237	243
Sarmiento 517	485	—	—	485	73	—	5	78	(63)	344	355
Suipacha 652	17,010	—	—	17,010	5,622	—	113	5,735	—	11,275	11,388
Della Paolera (3)	169,078	—	—	169,078	5,285	—	728	6,013	—	163,065	163,793
Museo Renault (4)	8,503	—	—	8,503	350	—	64	414	—	8,089	8,153
Edificio República	230,294	—	—	230,294	5,816	—	1,176	6,992	—	223,302	224,478
Dique IV	67,362	1,214	—	68,576	378	—	579	957	—	67,619	66,984
Work in progress Bolivar 108	454	2	—	456	—	—	—	—	—	456	454
Work in progress improvement intercontinental office	424	—	—	424	—	—	—	—	—	424	424
Work in progress (Real state, FPA y RH)	697	—	—	697	—	—	—	—	—	697	697
Abril	—	3,484	—	3,484	—	538	49	587	(245)	2,652	—
Alto Palermo Park	—	621	—	621	—	101	5	106	—	515	—
Intercontinental	—	113,896	—	113,896	—	27,464	1,002	28,466	—	85,430	—
Thames	—	8,953	—	8,953	—	5,054	—	5,054	—	3,899	—
Advances for fixed assets	57	—	(57)	—	—	—	—	—	—	—	57

Subtotal properties	896,095	128,176	(10,976)	1,013,295	65,872	30,882	5,574	102,328	(3,897)	907,070	826,577

Total as of September 30, 2009	911,934	133,626	(10,976)	1,034,584	80,667	36,195	5,674	122,536	(3,897)	908,151

Total as of June 30, 2009	977,124	32,425	(97,615)	911,934	80,818	(18,745)	18,594	80,667	(3,646)		827,621

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H
(2)	Disclosed net of depreciation for the year amounting to Ps. 6 (Exhibit H)
(3)	Includes Ps. 5,846 and Ps. 5,899 as of September 30, 2009 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.)
(4)	Includes Ps. 3,235 and Ps. 3,276 as of September 30, 2009 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.)
(5)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.6)
(6)	Includes Ps. 38,470 incorporated by spin-off - merger(See Note 16.6)
(7)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.6)

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the three-month period beginning on July 1, 2009

and ended September 30, 2009 compared with the period ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value				Amortization				Net carrying value as of September 30, 2009	Net carrying value as of June 30, 2009
	Value as of beginning of year	Additions (2)	(Deductions)	Value as of period end	Accumulated as of beginning of period	Additions and Deductions (3)	Amount (1)	Accumulated as of end of year
Intangible Assets – savings expenses
- Torre BankBoston	5,644	—	—	5,644	3,348	—	430	3,778	1,866	2,296
- Museo Renault	198	—	—	198	126	—	20	146	52	72
- Edificio República	555	—	—	555	260	—	52	312	243	295
Expenses on real estate development	—	1,150	—	1,150	—	1,130	8	1,138	12	—
Expenses on projects development	—	294	—	294	—	186	23	209	85	—

Totals as of 09.30.09	6,397	1,444	—	7,841	3,734	1,316	533	5,583	2,258

Totals as of 06.30.09	6,520	—	(123)	6,397	1,677	(22)	2,079	3,734		2,663

(1)	Amortizations are disclosed in Exhibit H.
(2)	Includes Ps. 1,444 incorporated by spin-off-merger (see note 16.6)
(3)	Includes Ps.1,316 incorporated by spin-off-merger (see note 16.6)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

						Issuer’s information (1)
Issuer and types of securities	Currency	P.V.	Amount	Book value as of September 30, 2009	Book value as of September 30, 2008	Main activity	Legal address	Last financial statement				(1) Interest in capital stock
								Date	Capital stock (par value)	Income - (loss) for the period	Shareholders’ equity

Current Investment

Government Bonds 2012 (Exhibit G) (2)	US$	0.003	600	2	—
Government Bonds 2013 (Exhibit G) (2)	US$	0.003	5,150	16	1
Mortgage bonds (2)	Ps.	0.001	141,863	139	165

Total current investments as of September 30, 2009				157

Total current investments as of June 30, 2009					166

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2009	Book value at June 30, 2009	Issuer’s information (1)									Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date		Capital stock (par value)		Income (loss) for the year		Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A. (5)	Common 1 vote	0.001	3,402,335	2,661	1,293	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	09.30.09		3,402		(45)		2,686	100,00%
	Irrevoc. Contrib.			25	60
	Higher Inv. Value			19,139	7,553

Palermo Invest S.A.(5)	Common 1 vote	0.001	78,250,788	17,405	180,115	Investment	Bolívar 108 floor 1, Buenos Aires	09.30.09		15,671		661		17,405	100,00%
	Higher Inv. Value			5,138	28,682
	Purchase expenses			462	464
	Goodwill			—	(40,355)
	Eliminations			(38,079)	(38,079)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,840	18,150	19,003	Hotel operations	Av. Córdoba 680, Buenos Aires	09.30.09		19,209		(1,067)		22,687	80,00%
	Higher Inv. Value			1,391	1,424
	Purchase expenses			34	35

Alto Palermo S.A. (1)	Common 1 vote	0.001	49,541,009	495,927	482,764	Real estate investments	Moreno 877 floor 22, Buenos Aires	09.30.09		78,206		18,458		784,317	63,35%
	Goodwill			(40,172)	(40,816)
	Higher Inv. value			109,881	113,093
	Eliminations			(1,423)	(1,423)

Patagonian Investment S.A.(5)	Common 1 vote	—	—	—	6,806	Real estate investments	Florida 537 floor 18, Buenos Aires	09.30.09		—		—		—	—
	Irrevoc. Contrib			—	58
	Purchase expenses			—	1

Llao - Llao Resort S.A.	Common 1 vote	0.001	14,247,506	2,505	4,792	Hotel operations	Florida 537 floor 18, Buenos Aires	09.30.09		28,495		(4,573)		5,010	50,00%
	Purchase expenses			159	162

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,611	5,127	Banking	Tte. Gral Perón 655, Buenos Aires	09.30.09	(3)	62,500	(3)	(2,526	)(3)	120,390	5,10%

Ritelco S.A.	Common 1 vote	0.001	246,465,361	212,617	197,200	Investments	Zabala 1422, Montevideo, Uruguay	09.30.09		66,970		15,416		239,957	100,00%
	Irrevoc. Contrib.			27,340	27,340
	Eliminations			(213)	(217)

Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	143,583	130,272	Banking	Reconquista 151 floor 1, Buenos Aires	09.30.09	(3)	1,500,000	(3)	35,533	(3)	2,698,270	5,00%
	Goodwill			(2,125)	(2,162)
	Higher Inv. Value			34	36

Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(921)	(839)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	09.30.09		300		(164)		(1,842)	50,00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319

Inversora Bolivar S.A. (5)	Common 1 vote	0.001	37,021,160	198,138	111,219	Acquisition and construction	Bolívar 108 floor 1, Buenos Aires	09.30.09		77,015		12,737		211,979	94,81%
	Irrevoc. Contrib.			2,986	4,929

Quality Invest S.A.	Common 1 vote	0.001	95,000	30	41	Real estate investments	Bolivar 108 floor 1, Buenos Aires	09.30.09		100		(12)		31	95,00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2009	Book value at June 30, 2009	Issuer’s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the year	Shareholders’ equity
E-Commerce Latina S.A. (5)	Common 1 vote	0.001	55,815,920	70,851	55,370	Direct or indirect interest in companies related to communication media	Florida 537 floor 18, Buenos Aires	09.30.09	56	11,517	124,950	100,00%
	Irrevoc. Contrib			54,099	1,039

Rummaala S.A. (4)	Common 1 vote	0.001	4,314,719	4,629	3,493	Acquisition, building	Moreno 877 floor 21, Buenos Aires	09.30.09	43,147	11,352	46,286	10,00%

CYRSA S.A. (4)	Common 1 vote	0.001	26,167,857	33,959	20,596	Real estate investments	Bolivar 108 floor 1, Buenos Aires	09.30.09	70,701	8,361	67,918	50.00%
	Purchase expenses			1	1
	Eliminations			(14,541)	(14,541)

Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	282,754	282,926	Real estate investments	Bolívar 108 floor 1, Buenos Aires	09.30.09	314,919	(192)	314,171	90,00%
	Eliminations			(166,520)	(166,520)

Manibil S.A.	Common 1 vote	0.001	23,897,880	26,177	25,322	Real estate investment and building	Del Libertador Ave. 498 floor 10 of. 6	09.30.09	48,772	1,744	53,422	49,00%
	Purchase expenses			10	10

Tyrus S.A.	Common 1 vote	0,001	800,000,000	149,362	(6,967)	Investment	Colonia 810/403 Montevideo, Uruguay	09.30.09	110,534	44,594	197,405	100,00%
	Irrevoc. Contrib			62,176	73,358
	Goodwill			(46)	(46)
	Purchase expenses			21	21

Nueva Fronteras (5)	Common 1 vote	0,001	57,258,410	66,162	—	Hotel operations	Moreno 809, FLOOR2, Buenos Aires	09.30.09	75,004	1,038	86,669	76,34%
	Less Inv. value			(20,838)	—

Advances for share purchases				3,995	3,995

Total non-currents investments as of September 30, 2009				1,737,695

Total non-currents investments as of June 30, 2009					1,483,219

(1)	Quotation price of APSA’s shares at September 30, 2009 is Ps. 6.20. Quotation price of APSA’s shares at June 30, 2009 is Ps. 4.80
(2)	Quotation price of Banco Hipotecario’s shares at September 30, 2009 is Ps. 1.33. Quotation price of Banco Hipotecario’s shares at June 30, 2009 is Ps. 0.85
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22 A.2. to the unaudited consolidated financial statements.
(5)	See note 16.6

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of September 30, 2009	Value as of June 30, 2009
Other Current Investments
Mutual funds (Exhibit G) (1)	54,948	86,958
Stock Shares, in foreign currency (Exhibit G) (2)	—	13,147
APSA Note 2012 (Note 12.a.) (2) (3)	13,290	13,290
Note APSA 2012 - Accrued interest ( Note 12.a.) (2) (3)	1,328	231
Note APSA 2017 - Accrued interest ( Note 12.a. and Exhibit G) (2) (3)	4,632	1,613
Convertible Note APSA 2014 - Accrued interest ( Note 12.a. and Exhibit G) (2) (3)	2,406	5,349

Total current investments as of September 30, 2009	76,604

Total current investments as of June 30, 2009		120,588

Other Non-current Investments
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Isla Sirgadero, Plot of land	2,895	—
San Luis, Plot of land	1,583	—
Intercontinental Plaza	1,564	—
Puerto Retiro	1,286	—
Pontevedra, Plot of land	918	—
Mariano Acosta, plot of land	804	—
Merlo Plot of land	639	—

Subtotal undeveloped parcels of lands	16,127	6,438

APSA Note 2012 (Note 12.a.) (3)	12,429	11,117
Convertible Note APSA 2014 (Note 12.a. and Exhibit G) (3)	121,970	120,510
APSA Note 2017 (Note 12.a. and Exhibit G) (3)	76,897	73,529
Others investments	4,623	40

Subtotal others investments	215,919	205,196

Total other non-current investments as of September 30, 2009	232,046

Total other non-current investments as of June 30, 2009		211,634

(1)	Includes as of September 30, 2009 and June 30, 2009, Ps. 2,468 and Ps. 2,437, respectively, corresponding to mutual funds not considered cash equivalent for purposes of presenting the unaudited statement of cash flows.
(2)	Not considered as cash for the unaudited statement of cash flows purposes.
(3)	See Note 23.A.1. and 23. A.2. to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period beginning on July 1, 2009 and

ended September 30, 2009 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of September 30, 2009	Carrying value as of June 30, 2009
Deducted from assets:
Allowance for doubtful accounts (1)	7,052	6,716	—	13,768	7,052
Allowance for impairment of fixed assets (2)	3,646	251	—	3,897	3,646

Subtotal of September 30, 2009	10,698	6,967	—	17,665

Subtotal of June 30, 2009	5,620	6,599	(1,521)		10,698

Included from liabilities:
Provision for contingencies (3)	63	648	(56)	655	63

Subtotal as of September 30, 2009	63	648	(56)	655

Subtotal as of June 30, 2009	67	—	(4)		63

(1)	Increases are disclosed in Exhibit H. Includes Ps. 3,929 related to spin-off-merger (See Note 16.6).The decreases are related to uses.
(2)	Increases includes Ps. 245 related to spin-off-merger (See Note 16.6)
(3)	Increases are disclosed in Note 11. Includes Ps. 619 incorporated by spin-off-merger (See Note 16.6). The decreases are related to uses.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month period beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of September 30, 2009	Total as of September 30, 2008
I. Cost of sales
Stock as of beginning of period	67,521	109,131
Plus:
Purchases for the period	5	149
Expenses (Exhibit H)	1,539	272
Transfer from undeveloped parcels of land	—	101
Transfer from fixed assets (1)	8,644	—
Assets incorporated by spin off-merger (2)	12,666	—
Less:
Stock as of end of the period	(80,590)	(111,554)

Subtotal	9,785	(1,901)

Plus:
Result for operation and holding real state	—	196
Gain from valuation of inventories at net realizable value	1,675	2,733

Cost of properties sold	11,460	1,028

II. Cost of leases and services
Expenses (Exhibit H)	7,383	6,466

Cost of leases and services	7,383	6,466

Total costs of sales, leases and services	18,843	7,494

(1)	As of September 30, 2009 are related to:

(a) Libertador 498	Ps.	5,832
(b) Madero 1020	Ps.	30
(c) Dock del Plata	Ps.	2,782

(2)	See Note 16.6

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of September 30, 2009	Total as of June 30, 2009
Assets
Current assets
Cash and banks
Cash on hand	US$	8	3.803	30	18
Cash on hand	Euros	5	5.569	28	28
Cash on hand	Pounds	—	6.083	—	2
Cash on hand	Real	1	2.030	2	2
Banks accounts	US$	1,921	3.803	7,306	13,171
Banks accounts	Euros	118	5.569	657	619
Investments
Government bonds	US$	5	3.803	18	1
Mutual Funds	US$	13,858	3.803	52,702	86,958
Accrued interest Convertible Note APSA 2014	US$	626	3.843	2,406	5,349
Accrued interest Note APSA 2017	US$	1,205	3.843	4,631	1,613
Stock shares in foreign currency	US$				13,147
Account receivable, net
Mortgages, leases receivable and services	US$	4,520	3.803	17,190	21,393
Related parties	US$	1,297	3.843	4,984	3,731
Other receivables and prepaid expenses
Prepaid expenses and services	US$	—	3.803	—	40
Receivables from the sale of shares	US$	9,100	3.843	34,971	34,115
Related parties	US$	254	3.803	966	6,157
Guarantee of defaulted credits	US$	1,021	3.803	3,883	4,206
Others	US$	129	3.803	491	207
Others	Euros	7	5.569	39

Total current assets				130,304	190,757

Non-current assets
Account receivable, net
Mortgages, leases receivable and services	US$	693	3.803	2,634	1,373
Other receivables and prepaid expenses
Related parties	US$	3,244	3.843	12,467	11,359
Investments
Convertible Note APSA 2014	US$	31,738	3.843	121,970	120,510
Convertible Note APSA 2017	US$	20,010	3.843	76,897	73,529

Total non-current assets				213,968	206,771

Total Assets as of September 30, 2009				344,272

Total Assets as of June 30, 2009					397,528

Liabilities
Current Liabilities
Trade accounts payable
Suppliers	US$	226	3.843	869	907
Related parties	US$	149	3.843	573	2,009
Customer advances	US$	4,452	3.843	17,109	10,505
Short-term debt	US$	13,269	3.843	50,994	59,400
Other liabilities
Loans with shareholder’s of related parties	US$	9,394	3.843	36,101	35,399
Guarantee deposits	US$	507	3.843	1,948	1,968

Total current liabilities				107,594	110,188

Non-current liabilities
Long-term debt	US$	170,135	3.843	653,829	646,003
Other liabilities
Loans with shareholder’s of related parties	US$	5,614	3.843	21,576	21,318
Guarantee deposits	US$	1,113	3.843	4,277	3,904

Total non-current liabilities				679,682	671,225

Total liabilities as of September 30, 2009				787,276

Total liabilities as of June 30, 2009					781,413

(1)	Official selling and buying exchange rate as of September 30, 2009 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three-month period beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

Items	Total as of September 30, 2009	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Expenses			Total as of September 30, 2008
						Administrative	Selling	Financing
Interest and indexing adjustments	19,940	—	—	18	(18)	—	—	19,940	14,764
Depreciation and amortization	6,432	6,073	—	—	—	140	—	219	5,535
Salaries, bonuses and social security contributions	4,364	58	22	814	(814)	4,284	—	—	2,436
Directors fees	3,032	—	—	—	—	3,032	—	—	869
Allowances for doubtful accounts	2,787	—	—	—	—	—	2,787	—	408
Maintenance of buildings	1,646	1,248	351	1,465	(1,465)	47	—	—	1,305
Taxes, rates and contributions	1,609	—	—	404	(404)	1,609	—	—	458
Fees and payments for services	916	4	8	119	(119)	904	—	—	1,249
Gross sales tax	885	—	—	4	(4)	—	885	—	557
Rents	32	—	—	—	—	32	—	—	370
Commissions from property sale charge	1,763	—	1,158	—	—	—	605	—	292
Other expenses of personnel administration	538	—	—	27	(27)	538	—	—	40
Bank charges	381	—	—	—	—	381	—	—	692
Travel expenses	288	—	—	—	—	288	—	—	131
Safety box and stock broking charges	247	—	—	—	—	247	—	—	—
Advertising	176	—	—	—	—	—	176	—	87
Subscriptions and publications	146	—	—	1	(1)	146	—	—	174
Insurances	116	—	—	147	(147)	116	—	—	38
Traveling, transportation and stationery	66	—	—	4	(4)	66	—	—	101
Courses	49	—	—	1	(1)	49	—	—	67
Utilities and postage	32	—	—	1,491	(1,491)	32	—	—	29
Surveillance	4	—	—	959	(959)	4	—	—	—
Others	368	—	—	(77)	77	300	—	68	1,628
Recovery Expenses	—	—	—	(5,377)	5,377	—	—	—	—

Total as of September 30, 2009	45,817	7,383	1,539	—	—	12,215	4,453	20,227

Total as of September 30, 2008		6,466	272	—	—	6,929	1,344	16,219	31,230

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of September 30, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
September 30, 2009
Assets
Investments	59,101	—	12,605	2,406	6,644	—	6,214	6,214	—	198,868	232,951	232,951	292,052	25,970	224,586	41,496
Receivables	2,989	6,663	69,723	9,826	435	7,564	32,300	1,634	36,015	399	157,896	164,559	167,548	94,273	43,562	29,713
Liabilities
Short and long-term debt	—	—	90,514	31,816	(219)	25,574	24,918	24,918	24,918	573,463	795,902	795,902	795,902	59,751	691,151	45,000
Other Liabilities	15,555	469	55,207	3,071	40,867	2,309	7,658	22,112	223	414	131,861	132,330	147,885	89,352	7,313	51,220
June 30, 2009
Assets
Investments	104,266	—	5,349	8,490	—	6,645	5,558	5,558	—	194,039	225,639	225,639	329,905	40,063	205,156	84,686
Receivables	8,557	6,837	85,588	37,522	8,572	3,195	65,768	429	34,401	207	235,982	242,819	251,376	125,912	111,568	13,896
Liabilities
Short and long-term debt	—	—	58,047	28,526	(219)	25,266	24,610	24,610	24,610	566,342	751,792	751,792	751,792	23,914	682,878	45,000
Other liabilities	4,909	437	40,950	17,260	1,919	37,882	6,463	20,003	111	224	126,812	127,249	132,158	73,250	7,982	50,926

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	None.

2.	None.

3.	Receivables and liabilities by maturity date.

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		09.30.2009	Current	12.31.2009	03.31.2010	06.30.2010	09.30.2010
Receivables	Account receivable, net	6,614	—	25,474	3,624	109	2,596	38,417
	Other receivables and prepaid expenses	49	923	44,249	6,202	326	4,968	56,717

	Total	6,663	923	69,723	9,826	435	7,564	95,134

Liabilities	Trade accounts payable	—	785	16,026	—	—	—	16,811
	Customer advances	—	—	18,896	136	136	136	19,304
	Short and long-term debt	—	—	90,514	31,816	(219)	25,574	147,685
	Salaries and social security payable	—	—	2,681	855	—	—	3,536
	Taxes payable	—	—	14,536	959	4,340	636	20,471
	Other liabilities	469	4,781	3,068	1,121	36,391	1,537	47,367
	Allowances	—	655	—	—	—	—	655

	Total	469	6,221	145,721	34,887	40,648	27,883	255,829

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	12.31.2010	03.31.2011	06.30.2011	09.30.2011	12.31.2011	03.31.2012	06.30.2012	09.30.2012	12.31.2012
Receivables	Accounts receivable, net	—	23	1,165	25	25	26	27	28	1,295	20
	Other receivables and prepaid expenses	2,066	30,329	249	246	238	119	111	15	13	13

	Total	2,066	30,352	1,414	271	263	145	138	43	1,308	33

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	56	—	—	—	—	—	—	—	—
	Short and long-term debts	—	(219)	(219)	(219)	25,575	(219)	(219)	(219)	25,575	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	9,326	1,580	1,162	24	25	177	26	26	27	137
	Other liabilities	8	815	607	3,245	144	17,236	—	4,620	—	—

	Total	9,334	2,232	1,550	3,050	25,744	17,194	(193)	4,427	25,602	(82)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)								Total
		03.31.2013	06.30.2013	09.30.2013	09.30.2014	09.30.2015	09.30.2016	09.30.2017	09.30.2018
Receivables	Accounts receivable, net	—	—	—	—	—	—	—	—	2,634
	Other receivables and prepaid expenses	13	35,952	17	399	—	—	—	—	69,780

	Total	13	35,952	17	399	—	—	—	—	72,414

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	56
	Short and long-term debts	(219)	(219)	25,575	(2,989)	—	—	576,452	—	648,217
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	28	29	29	301	—	—	—	—	12,897
	Other liabilities	—	—	—	195	(82)	—	—	—	26,788
	Allowances	—	—	—	—	—	—	—	—	—

	Total	(191)	(190)	25,604	(2,493)	(82)	—	576,452	—	687,958

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	16,243	22,174	38,417	—	2,634	2,634	16,243	24,808	41,051
	Other receivables and prepaid expenses	16,367	40,350	56,717	57,313	12,467	69,780	73,680	52,817	126,497

	Total	32,610	62,524	95,134	57,313	15,101	72,414	89,923	77,625	167,548

Liabilities	Trade accounts payable	15,369	1,442	16,811	—	—	—	15,369	1,442	16,811
	Customer advances	2,195	17,109	19,304	56	—	56	2,251	17,109	19,360
	Short and long-term debt	96,691	50,994	147,685	(5,612)	653,829	648,217	91,079	704,823	795,902
	Salaries and social security payable	3,536	—	3,536	—	—	—	3,536	—	3,536
	Taxes payable	20,471	—	20,471	12,897	—	12,897	33,368	—	33,368
	Other liabilities	9,318	38,049	47,367	935	25,853	26,788	10,253	63,902	74,155
	Allowances	655	—	655	—	—	—	655	—	655

	Total	148,235	107,594	255,829	8,276	679,682	687,958	156,511	787,276	943,787

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	38,417	—	38,417	2,634	—	2,634	41,051	—	41,051
	Other receivables and prepaid expenses	56,717	—	56,717	69,780	—	69,780	126,497	—	126,497

	Total	95,134	—	95,134	72,414	—	72,414	167,548	—	167,548

Liabilities	Trade accounts payable	16,811	—	16,811	—	—	—	16,811	—	16,811
	Customer advances	19,304	—	19,304	56	—	56	19,360	—	19,360
	Short and long-term debt	147,685	—	147,685	648,217	—	648,217	795,902	—	795,902
	Salaries and social security payable	3,536	—	3,536	—	—	—	3,536	—	3,536
	Taxes payable	20,471	—	20,471	12,897	—	12,897	33,368	—	33,368
	Other liabilities	47,367	—	47,367	26,788	—	26,788	74,155	—	74,155
	Allowances	655	—	655	—	—	—	655	—	655

	Total	255,829	—	255,829	687,958	—	687,958	943,787	—	943,787

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	378	—	38,039	38,417	226	—	2,408	2,634	604	—	40,447	41,051
	Other receivables and prepaid expenses	635	19,863	36,219	56,717	42,323	9,850	17,607	69,780	42,958	29,713	53,826	126,497

	Total	1,013	19,863	74,258	95,134	42,549	9,850	20,015	72,414	43,562	29,713	94,273	167,548

Liabilities	Trade accounts payable	—	—	16,811	16,811	—	—	—	—	—	—	16,811	16,811
	Customer advances	—	—	19,304	19,304	—	—	56	56	—	—	19,360	19,360
	Short and long-term debt	37,322	45,000	65,363	147,685	653,829	—	(5,612)	648,217	691,151	45,000	59,751	795,902
	Salary and social security charges	—	—	3,536	3,536	—	—	—	—	—	—	3,536	3,536
	Taxes payable	3,878	—	16,593	20,471	395	—	12,502	12,897	4,273	—	29,095	33,368
	Other liabilities	771	35,035	11,561	47,367	2,269	16,185	8,334	26,788	3,040	51,220	19,895	74,155
	Allowances	—	—	655	655	—	—	—	—	—	—	655	655

	Total	41,971	80,035	133,823	255,829	656,493	16,185	15,280	687,958	698,464	96,220	149,103	943,787

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 12).

Current accounts receivable net

September 30, 2009
Related parties:
Alto Palermo S.A.	7,773
Tarshop S.A.	3,368
Cyrsa S.A.	2,874
Cresud S.A.C.I.F. y A.	1,919
Llao Llao Resorts S.A.	748
Solares de Santa María S.A.	957
Fibesa S.A.	769
Tyrus S.A.	599
Consultores Assets Management S.A.	593
Consorcio Dock del Plata	514
Consorcio Libertador S.A.	450
Canteras Natal Crespo S.A.	416
Puerto Retiro S.A.	78
Nuevas Fronteras S.A.	59
Hoteles Argentinos S.A.	40
Pereiraola S.A.I.C.I.F.	39
Panamerican Mall S.A.	28
Museo de los Niños	20
Fundación IRSA	20
E-Commerce Latina S.A.	21
Rummaala S.A.	8
Advances to personel	4
Emprendimiento Recoleta S.A.	2

TOTAL	21,299

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Other current receivables and prepaid expenses

September 30, 2009
Related parties:
Directors	4,613
Canteras Natal Crespo S.A.	1,877
Tyrus S.A.	396
Alto Palermo S.A.	382
Cresud S.A.C.I.F. y A.	259
Inversora Bolívar S.A.	165
Advances to Personel	60
Consorcio Dock del Plata	50
Panamerican Mall S.A.	42
Estudio Zang, Bergel y Viñes	27
Solares de Santa María S.A.	27
Puerto Retiro S.A.	26
Ritelco S.A.	26
Hoteles Argentinos S.A.	21
Llao Llao Resorts S.A.	21
Cyrsa S.A.	19
Consorcio Libertador S.A.	17
Consultores Assets Management S.A.	3
Fundación IRSA	2
Quality Invest S.A.	2
Nuevas Fronteras S.A.	1

TOTAL	8,036

Other non-current receivables and prepaid expenses

September 30, 2009
Related parties:
Llao Llao Resorts S.A.	49,803
Solares de Santa María S.A.	11,242
Advances to personnel	4

TOTAL	61,049

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Current investments

September 30, 2009
Related parties
Alto Palermo S.A.	21,656

TOTAL	21,656

Non-Current investments

September 30, 2009
Related parties:
Alto Palermo S.A.	300,898

TOTAL	300,898

Non-current inventories

September 30, 2009
Related parties
Cyrsa S.A.	37,939

Total	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Current trade accounts payable

September 30, 2009
Related parties
Alto Palermo S.A.	3,163
Cyrsa S.A.	1,533
Cresud S.A.C.I.F. y A.	915
Tyrus S.A.	523
Estudio Zang, Bergel Viñes	266
Consorcio Libertador S.A.	89
Advances to Personnel	51
Rummaala S.A.	43
Fibesa S.A.	7
Consultores Assets Management S.A.	5
Nuevas Fronteras S.A.	4
Emprendimiento Recoleta S.A.	1

TOTAL	6,600

Current Loans

September 30, 2009
Related Parties
Cresud S.A.C.I.F y A	1,805

TOTAL	1,805

Non-Current Loans

September 30, 2009
Related Parties
Cresud S.A.C.I.F y A	127,403

TOTAL	127,403

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Other current liabilities

September 30, 2009
Related Parties
Ritelco S.A.	35,427
Hoteles Argentinos S.A.	771
Directors	231
Cresud S.A.C.I.F.y A.	133
Nuevas Fronteras S.A.	77
Estudio Zang, Bergel & Viñes	3

TOTAL	36,642

Other non-current liabilities

September 30, 2009
Related Parties
Ritelco S.A.	16,956
Nuevas Fronteras S.A.	4,620
Directors	8

TOTAL	21,584

6.	Note 12

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.k to the Unaudited Financial Statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of September 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13.	Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIOS REPUBLICA	76,378	223,302	All operational risk with additional coverage and minor risks
BOUCHARD 551	62,542	152,315	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	39,900	163,065	All operational risk with additional coverage and minor risks
BOUCHARD 710	38,717	66,028	All operational risk with additional coverage and minor risks
LIBERTADOR 498	27,042	21,150	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	21,885	9,854	All operational risk with additional coverage and minor risks
MAIPU 1300	20,758	39,323	All operational risk with additional coverage and minor risks
SUIPACHA 652	13,238	11,275	All operational risk with additional coverage and minor risks
EDIFICIOS COSTEROS (DIQUE II)	12,342	17,236	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,335	19,552	All operational risk with additional coverage and minor risks
DIQUE IV	4,736	67,619	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,105	4,664	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,310	8,089	All operational risk with additional coverage and minor risks
LIBERTADOR 602	911	2,608	All operational risk with additional coverage and minor risks
MADERO 1020	899	234	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	170	237	All operational risk with additional coverage and minor risks
CONSTITUCION 1159	98	5,173	All operational risk with additional coverage and minor risks
CONSTITUCION 1111	98	929	All operational risk with additional coverage and minor risks
SARMIENTO 517	32	344	All operational risk with additional coverage and minor risks

SUBTOTAL	333,496	812,997

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars and they are expressed at official buying exchange rate as of September 30, 2009, in accordance with Banco Nación record.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	None.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 13.b. y 17 to the Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, November 11, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1. Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2. Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2009	September 30, 2008	September 30, 2007	September 30, 2006	September 30, 2005
Current Assets	822,728	755,521	1,126,505	498,820	407,245
Non-Current Assets	4,199,553	3,699,489	3,115,043	2,262,362	2,160,179

Total	5,022,281	4,455,010	4,241,548	2,761,182	2,567,424

Current Liabilities	876,133	749,438	716,895	423,657	377,761
Non-Current Liabilities	1,423,204	1,393,285	1,280,166	377,142	454,154

Subtotal	2,299,337	2,142,723	1,997,061	800,799	831,915

Minority interest	494,553	458,374	460,492	454,981	443,667
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	826

Shareholders’ Equity	2,228,391	1,853,913	1,783,995	1,505,402	1,291,016

Total	5,022,281	4,455,010	4,241,548	2,761,182	2,567,424

3. Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2009	September 30, 2008	September 30, 2007	September 30, 2006	September 30, 2005
Operating income (loss)	111,561	(888)	55,236	51,654	33,436
Amortization of negative goodwill	413	536	106	(250)	(279)
Financial results, net	(41,521)	(61,747)	(40,735)	(3,112)	(13,026)
Gain (Loss) in equity investments	97,242	(28,648)	(19,548)	1,396	19,086
Other expenses, net	(4,604)	(1,342)	(2,575)	(4,575)	(1,754)

Net gain before taxes	163,091	(92,089)	(7,516)	45,113	37,463
Income tax/ MPIT	(26,119)	2,429	(12,429)	(18,949)	(13,263)
Minority interest	(5,527)	19,395	(10,078)	(10,545)	(5,554)

Net income (loss) for the period	131,445	(70,265)	(30,023)	15,619	18,646

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

4. Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

Real Estate	As of
	September 30, 2009	September 30, 2008	September 30, 2007	September 30, 2006	September 30, 2005
Office Buildings
Dock del Plata	11,174	—	—	46	—
Libertador 498	22,292	—	—	—	—
Madero 1020	71	—	—	—	—

Apartments & Loft Buildings
Torre Renoir II	142	—	—	—	—
Edificios Cruceros	—	—	—	2,753	—
Barrio Chico	—	775	855	—	—
Torres Jardin	—	201	16	—	—
Others	—	—	—	—	—

Residential Communities
Abril / Baldovinos	2,363	1,200	334	561	463
Villa Celina I, II and III	—	76	—	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	3	—	11	26	—
Dique III	—	—	—	26,206	—

Other	294	3	—	110	37

	36,339	2,255	1,216	29,702	500

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

5. Key ratios as compared with the same period for the four previous years.

	September 30, 2009		September 30, 2008		September 30, 2007		September 30, 2006		September 30, 2005
Liquidity ratio
Current Assets	822,728	=0.94	755,521	=1.01	1,126,505	=1.57	498,820	=1.18	407,245	=1.07

Current Liabilities	876,133		749,438		716,895		423,657		377,761

Indebtedness ratio

Total liabilities	2,299,337	=1.03	2,142,723	=1.16	1,997,061	=1.12	800,799	=0.53	831,915	=0.64

Shareholders’ Equity	2,228,391		1,853,913		1,783,995		1,505,402		1,291,016

Solvency

Shareholders’ Equity	2,228,391	=0.97	1,853,913	=0.87	1,783,995	=0.89	1,505,402	=1.88	1,291,016	=1.55

Total liabilities	2,299,337		2,142,723		1,997,061		800,799		831,915

Immobilized Capital

Non-Current Assets	4,199,553	=0.83	3,699,489	=0.83	3,193,706	=0.75	2,626,362	=0.82	2,160,179	=0.84

Total Assets	5,022,281		4,455,010		4,241,548		2,761,182		2,567,424

6. Brief comment on the outlook for the coming year.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

SUMMARY AS OF SEPTEMBER 30, 2009

Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period

Buenos Aires, November 11, 2009 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces the results of its operations for the three month period ended on September 30, 2009.

Macroeconomic Context

According to most recently released official data available at the date of issuance of this report and concerning the month of August 2009, the Economic Activity Monthly Estimator (EMAE) showed a 14.7% growth compared to the values recorded in January 2009, which would imply a recovery in the economic activity similar to the one registered last year.

As regards macroeconomic indicators, though the country’s fiscal surplus has deteriorated, with the Primary Result dropping by 2.23% in the first nine months of 2009 compared to the same period of the previous fiscal year, Argentina’s external accounts have performed favorably as the current account yielded a US$ 5,866 million surplus in the first half of calendar 2009 which was 134% higher than the figure posted a year earlier. Therefore, the Argentine Central Bank maintains a solid position in terms of reserves and as of September 30, 2009 it had succeeded in accumulating US$ 45,348 million. On top of the stabilization perceived in global financial conditions, the above circumstances have helped to improve liquidity conditions in the local market and access to credit by companies.

As concerns the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish) prepared by the Argentine Institute of Statistics and Censuses (INDEC), construction activities have dropped by 3.9% in the period July-September 2009 compared to the same period of the previous fiscal year, whereas in calendar 2008 such indicator has grown by 5.9%. As regards retail sales, sales in supermarkets and shopping centers have grown by 10.4% and by 7.8% respectively in the third quarter of the calendar year compared to the same quarter of the previous fiscal year whereas during calendar 2008 these sales grew by 27.8% and by 17.2%.

As regards the demand for homes in the residential real estate market after the shrinkage in demand seen in the first half of the year, home prices remained relatively stable and there was an increase in the number of real estate transactions closed in the third quarter of 2009. Compared to other countries, no sub-prime mortgage crisis is to be expected in our market affecting the value of homes as it occurred in other economies because home loans here still stand for less than 2% of this country’s GDP.

As concerns the office rental market in Buenos Aires, since the end of 2008 and as a result of the changes occurred in the economic scenario and the larger availability of surface area mainly due to the addition of footage to the market, there was an increase in vacancy rates which affected the general market price levels.

As regards the hotel sector, according to the data released by the Tourism Secretariat in its International Tourism Survey (ETI) as of August, 2009 the number of tourists arriving in Argentina (accumulated 12-month data) fell by approximately 31.8% compared to the cumulative figures for the same period a year earlier. That was mainly due to the impact of the worldwide financial crisis and the H1N1 Influenza outbreak.

IRSA Inversiones y Representaciones Sociedad Anónima

Despite an overall less favorable context, the Company’s segments continue to show a robust position in the current scenario thanks to the quality of our assets, which the market still perceives as attractive. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness. This allows us to assert that we are in a position to sustain our market leadership.

Comments on operations during the quarter ended on September 30, 2009

Our revenues amounted to Ps.263.2 million as of September 30, 2009 compared to Ps. 218.4 million as of September 30, 2008. The share of the Company’s various segments in net sales was as follows: Sale and Development of properties rose to Ps. 36.3 million attributable to sales of office properties, Offices and Other rose by 35.7% to Ps. 40.7 million, Shopping Centers rose by 19.6% to Ps. 113.8 million, Hotels operations shrank by 30.8% to Ps.29.2 million, whereas Consumer Financing totaled Ps. 43.2 million.

Our operating income rose and totaled Ps. 111.6 million for the three months ended on September 30, 2009 compared to Ps. -0.9 million for the same period of the previous fiscal year, which difference is mainly explained by the operating income posted by the Sale and Development of properties and Consumer Financing segments.

As regards financial results, they entailed a Ps. 41.5 million loss for the three month period ended on September 30, 2009, compared to a Ps.61.7 million loss in the same period of fiscal 2008, due to a lower impact of the exchange rate fluctuations caused by the slower pace of devaluation in this quarter compared to the same period of the previous fiscal year.

Finally, the results from related companies showed an income of Ps.97.2 million for the first three months of fiscal 2010 compared to a Ps.28.6 million loss in the same period of fiscal 2009 due to the performance of our investment in Banco Hipotecario S.A. and the increase of our interest in such institution.

Therefore, net income for the three-month period ended September 30, 2009 totaled Ps. 131.4 million.

Highlights for the first quarter of fiscal year 2010, including references to significant situations occurred after the end of the period.

I. Offices and Other

During the first three months of fiscal 2010, income from rental properties totaled Ps. 40.7 million, equivalent to a 35.7% increase compared to the Ps. 30.0 million recorded in the same period of fiscal year 2009.

This result was explained by the increase in the rental prices in american dollars, reflecting the solid asset portfolio held by IRSA in this segment.

IRSA has grown considerably in this segment in recent years, as shown by the increase in leasable areas and low vacancy rates, combined with higher lease rates. The acquisitions made have helped IRSA to gain a strong leading position in the Buenos Aires office rental market.

Occupancy levels at our offices were 91% at the end of the first three months of fiscal 2010.

Dique IV, Puerto Madero. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average of 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The occupancy percentage as of September 30, 2009 was 89.21%. The period ended September 30, 2009 was the first full quarter of business activity of this office building.

IRSA Inversiones y Representaciones Sociedad Anónima

PAMSA Offices. Our subsidiary APSA is in the process of completing the development of an office building with a gross leasable area of 10,500 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by the Company in the growing rental office corridor in the northern area of the City of Buenos Aires.

The following table provides details about our offices as of September 30, 2009.

Offices and Other

	Date of Acquisition	Leaseable Area sqm	Occupancy rate	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book Value $/000 (5)
			Sep-09			2010	2009	2008
Offices
Edificio República	04/28/08	19,884	64%	100%	1,706	5,234	995	—	223,302
Torre Bankboston	08/27/07	14,873	100%	100%	1,586	5,300	4,690	1,385	157,219
Bouchard 551	03/15/07	23,378	100%	100%	1,788	5,347	4,460	3,406	152,315
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,027	5,817	3,730	2,621	85,430
Dique IV (10)	12/02/97	11,298	89%	100%	1,164	3,468	—	—	67,619
Bouchard 710	06/01/05	15,014	100%	100%	1,673	4,979	3,866	2,423	66,028
Maipú 1300	09/28/95	10,280	100%	100%	998	2,874	1,918	1,824	39,323
Libertador 498	12/20/95	5,574	94%	100%	618	2,281	2,313	2,035	21,150
Costeros Dique IV	08/29/01	5,437	90%	100%	457	1,167	1,221	992	19,552
Edificios Costeros	03/20/97	6,389	52%	100%	304	838	975	906	17,236
Suipacha 652/64	11/22/91	11,453	100%	100%	537	1,156	652	625	11,275
Dock Del Plata	11/15/06	3,106	74%	100%	234	907	1,606	1,883	9,854
Madero 1020	12/21/95	101	100%	100%	3	8	10	25	234
Laminar Plaza	03/25/99	—	N/A	100%	—	198	1,501	1,260	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	44	557	512	—
Other Offices (6)	N/A	2,948	66%	N/A	21	131	420	339	7,853

Subtotal Offices		152,270	91%	N/A	13,116	39,749	28,914	20,236	878,390

Other properties
Commercial Properties (7)	N/A	312	0%	N/A	—	—	52	51	3,581
Museo Renault	06/12/2007	1,275	100%	100%	30	89	89	—	4,854
Santa María del Plata S.A.	10/07/1997	60,100	100%	90%	85	252	266	207	12,495
Thames	01/11/1997	33,191	100%	100%	51	152	152	152	3,899
Other Properties (8)	N/A	2,072	100%	N/A	6	21	50	49	5,688

Subtotal Other Properties		96,950	100%	N/A	172	514	609	459	30,517

Management Fees (11)		N/A	N/A	N/A	0	408	444	—	N/A

TOTAL OFFICES AND OTHER (9)		249,220	94%	N/A	13,288	40,671	29,967	20,695	908,907

Notes:

(1)	Total leaseable area for each property as of 09/30/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 09/30/09.
(3)	Agreements in force as of 09/30/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully sold) and Casona de Abril (through IRSA and IBSA).
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III, and Others IRSA.
(9)	Corresponds to the “Offices and Other” business unit mentioned in Note 4 to the Unaudited Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

IRSA Inversiones y Representaciones Sociedad Anónima

II. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Financing

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.3% interest as of September 30, 2009.

During the three-month period ended on September 30, 2009 our tenants’ sales amounted to Ps. 1,231.5 million. In nominal terms, this amount points to a 19.98% increase compared to the same period of the previous fiscal year and including in the consideration the volume of operations contributed by Dot Baires. And without including Dot Baires in the consideration, our tenants’ sales, as accumulated for the first quarter of fiscal 2010, rose by 4.5% compared to the same period of the previous fiscal year. This increase reflects the influence of the operating volumes registered in July, which were adversely affected by the Influenza “A” outbreak. By September, sales in shopping centers showed a recovery compared to the same month of the previous year, as they rose by 13.5% without including Dot Baires Shopping in the consideration.

The business success of our tenants allows us to maintain the occupancy rates at our Shopping Centers at 97.9%.

DOT BAIRES SHOPPING. Dot Baires Shopping is the largest shopping center in the City of Buenos Aires in terms of square meters. It was opened in May 2009 and it is located in the Saavedra neighborhood at the spot where Av. General Paz meets the Panamerican Highway. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. The period ended on September 30, 2009 marks the first full quarter of business activities in the shopping center.

On November 5, 2009, Dot Baires Shopping was rewarded by the International Council of Shopping Centers (ICSC) as the Best Shopping Center in Latin America under the category Development and Design 2009.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA´s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of September $/000 (4)			Book Value ($ 000) (5)
					2010	2009	2008
Shopping Centers (6)

Alto Palermo	12/23/1997	18,635	100.0%	99.6%	20,971	21,323	16,140	151,258

Abasto Shopping (7)	07/17/1994	37,604	100.0%	100.0%	19,810	19,481	17,023	169,749

Alto Avellaneda	12/23/1997	37,289	100.0%	95.9%	12,526	10,990	9,953	81,398

Paseo Alcorta	06/06/97	14,385	100.0%	97.5%	9,581	9,277	8,283	72,628

Patio Bullrich	10/01/98	11,741	100.0%	97.8%	8,669	7,708	6,557	95,261

Alto Noa Shopping	03/29/95	18,871	100.0%	99.9%	2,785	2,738	1,960	22,642

Buenos Aires Design	11/18/97	13,584	53.7%	99.7%	3,446	3,383	2,844	10,681

Alto Rosario Shopping (7)	11/09/04	28,649	100.0%	97.0%	6,817	5,828	4,678	78,807

Mendoza Plaza Shopping	12/02/04	40,548	100.0%	93.8%	6,137	6,675	5,451	84,026

Fibesa y Otros (8)	—	N/A	100.0%	N/A	4,965	4,661	4,914	—

Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	259	250	N/A	—

Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	12,190

Panamerican Mall S.A. (10)	12/01/06	49,731	80.0%	100.0%	14,742	—	N/A	567,279

Córdoba Shopping Villa Cabrera	12/31/06	15,543	100.0%	96.9%	3,042	2,814	2,337	68,109

TOTAL CENTROS COMERCIALES		286,581	94.9%	97.9%	113,750	95,128	80,140	1,414,028

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.3% interest in APSA.-

IRSA Inversiones y Representaciones Sociedad Anónima

(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A. and Others.
(9)	Land for the development of a shopping center.
(10)	On May 13, 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office and/or residential building.

Consumer Financing – Tarshop S.A. Subsidiary

During fiscal year 2009, and as a result of the international financial context, Alto Palermo S.A. faced the need to review economic prospects in general and to revise Tarshop’s business prospects in particular: several decisions were made, all aimed at strengthening the business in the face of the prevailing economic situation.

To face the growing volatility in the international financial scenario and to provide Tarshop with a suitable capital base taking into account the current market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to take part in a capital increase for up to Ps.60 million, and increased its equity stake in the company from 80% to 93.4%.

Some of the commercial actions implemented during fiscal year 2009 include:

(i)	Streamlining of the operating structure to gear with the new business context.

(ii)	Revision of cash lending plans and financing of purchases at retail stores.

(iii)	Changes in the Loan Origination Policies.

(iv)	Strengthening of Collection Management scheme.

(v)	Analysis and implementation of new funding tools.

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for an amount of Ps. 105 million, subsequently accepted as an irrevocable contribution. This action was taken for the purpose of strengthening its equity position and improving its financial position, discharging operating expenses and repositioning Tarshop S.A. in the market, given the complex situation prevailing in the financial trust market, its main historical funding source. The capitalization of such irrevocable contribution was decided at Tarshop S.A.’s General Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the equity stake in such company amounts to 98.59%.

Thanks to the increased stringency in the origination requirements and the measures now in place to control portfolio delinquency, the loan portfolio including securitized coupons as of September 30, 2009 amounted to Ps. 596.0 million, 34.0% less than the Ps. 903.2 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 4.21% of the portfolio which shows an improvement since December 2008 in the performance measured by this indicator.

IRSA Inversiones y Representaciones Sociedad Anónima

The following chart illustrates the changes in the monthly volume of loan origination:

Monthly Average of Loan Origination

The following chart illustrates the changes in Loan Balance at the end of each month and the recovery of 3 to 6 month delinquency rates.

Loan balance at the end of each month and changes in 3 to 6 month delinquency portfolio

Therefore, net revenues went down an 11.4% from Ps. 48.8 million for the three-month period ended September 30, 2008, to Ps. 43.2 million for the same period of the current fiscal year. Gross profit stood at Ps. 15.3 million and the operating result recorded an income of Ps. 5.3 million, which reflects an improvement when compared to the Ps. 75.0 million loss obtained in the three-month period ended on September 30, 2008. Net income for the three-month period ended on September 30, 2009 finally recorded an income of Ps. 1.6 million, reverting the trend of the last quarters. This reflects a recovery in Tarshop S.A.’s results of operations, owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis we had previously made.

IRSA Inversiones y Representaciones Sociedad Anónima

III. Sale and Development of properties

In the three-month period ended September 30, 2009, revenues in the Sale and Development of properties segment amounted to Ps. 36.3 million, compared to Ps. 2.3 million for the same period of the previous fiscal year. This was mainly due to the sale of 4 office stories in non-strategical buildings for around US$ 3,000 per square meter, when previous to the current world financial crisis we had paid similar amounts to acquire two of the most premium buildings in Argentina, such as Edificio República and Torre BankBoston. This reflects the strength of the local real estate market, which is perceived by investors as a high quality alternative to preserve their wealth in spite of the volatility in the world markets.

Below are the Company’s principal developments:

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”, planned to span over a total area estimated at 28,000 sqm that will accommodate a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. We estimate that KOAD S.A. will deliver to IRSA the title deed and possession over 118 apartments and 55 parking spaces in the first half of calendar 2010, roughly equivalent to 25% of IRSA’s own square meters to comply with the above-mentioned agreement. As a consequence of this transaction, KOAD S.A. granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor to secure an additional US$2.0 million of Koad’s obligations to us. The degree of completion is presently 87% and sales efforts were launched in December 2008. The execution of preliminary sales deeds started already in January 2009 and as of September 30, 2009 the preliminary sales deed executed total 50 apartments and 20 parking lots for a sales value of about US$ 4.13 million.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired a company whose main asset is a plot of land located in Vicente Lopez, Province of Buenos Aires, for US$ 21.17 million.

At the same time, a plot of land adjacent to said property was acquired for a purchase price of US$ 15.0 million.

In April 2007, we created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. Also at that time, IRSA and Cyrela made contributions to CYRSA which include the plots of land and the debt related to the acquisition of the plot of land mentioned for CYRSA to develop its first project.

CYRSA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 square meters built for sale distributed in 467 units (including the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a

IRSA Inversiones y Representaciones Sociedad Anónima

meeting room, a work zone, indoor swimming pools, club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of our own units on sale.

As of September 30, 2009, the degree of progress of the works is above 30.0%, and its conclusion and delivery are expected to occur over the course of fiscal year 2011.

Caballito lot, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than 4,053.5 of own square meters to be built. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by our subsidiary Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of September 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

The barter of Lot 2”G” comprises a total of 7,901 sqm to be applied to the construction of homes in exchange for 15 units to be built with an area of 1,504 sqm and 15 parking lots.

The barter of Lot 2”H” comprises 11,687 sqm for sale, 22% of which (3,188 sqm) would be for Alto Palermo as consideration. This area represents 42 units and 47 car spaces.

The degree of progress of the works as of September 30, 2009 is 78% in Parcel 2”G” and 10% in Parcel 2”H”, and they are estimated to be completed in July 2010 and December 2011, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated Real/Cost ($ 000) (1)	Area intended for Sale (sqm) (2)	Total Units/ Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold(4)	Accummulated Sales (Ps. 000) (5)	Accummulated Sales as of September 30 of fiscal years (Ps. 000) (6)			Book Value $/000 (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	9/9/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	—	—	—
Crédito permuta Terreno Rosario (8) (17)	4/30/99	—	4,692	80	63.34%	78.00%	0.00%	—	—	—	—	11,023
Terrenos de Caballito (16)	11/3/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter of Terreno Caballito (Cyrsa) (15)	11/3/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	26,087
Credit for barter of Terreno Caballito (KOAD) (15)	11/3/97	—	6,833	118	100.00%	87.00%	45.42%	—	—	—	—	28,915
Libertador 1703 y 1755 (Horizons) (16)	1/16/07	369,798	59,000	467	50.00%	31.43%	99.00%	—	—	—	—	124,931
Other Residential Apartments (10)	N/A	231,677	116,513	1,437				366,558	—	976	871	1,577

Subtotal Residential Apartments		666,724	209,656	2,131				420,498	142	976	871	196,962

Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1273	100.00%	100.00%	99.06%	234,358	2,363	1,200	334	2,832
Crédito permuta Terreno Benavidez (15)	11/18/97	—	125,889	110	100.00%	97.00%	0.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—	—

Subtotal Residential Communities		135,697	1,610,764	1,602				260,216	2,363	1,276	334	12,827

Land Reserves
Puerto Retiro (9)	5/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,458
Santa María del Plata	7/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,261
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	7/7/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	4/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	—	—	—	15,984
Caballito Mz 35	11/3/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	7/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	255	3	—	11	5,706
Terreno Berutti (8)	6/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	52,794
Pilar	5/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Espacio Aereo Coto (8)	9/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	7/18/96	—	3,169	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/3/97	—	25,539	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	9/25/07	—	5,147	—	100.00%	100.00%	0.00%	—	—	—	—	32,949
Otras Res. de Tierra (12)	N/A	—	13,591,568	—				1,041	—	—	—	25,845

Subtotal Land Reserves			20,830,614	—				85,489	3	—	11	406,081

Others
Dique III	9/9/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	3/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	—	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	—	—	—
Della Paoleras 265	8/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	—	—	—
Madero 942	8/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	—	—	—
Dock del Plata	11/15/06	—	4,836	N/A	100.00%	100.00%	100.00%	53,244	11,174	—	—	—
Libertador 498	12/20/95	—	4,959	N/A	100.00%	100.00%	100.00%	58,642	22,292	—	—	—
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Otros (13)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,861	294	3	—	—

Subtotal Others		—	55,270					476,694	33,831	3	—	—

SUBTOTAL		802,421	22,706,304	3,733				1,242,897	36,339	2,255	1,216	615,870

TOTAL (14)		802,421	22,706,304	3,733				1,242,897	36,339	2,255	1,216	615,870

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of September 30, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park, Torre Renoir II barter, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(13)	Includes the following property: Puerto Madero Dock XIII. It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Unaudited Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Unaudited Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.
(17)	Corresponds to swap receivables disclosed as “Inventories” in the Unaudited Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at September 30, 2009 is 78% and with parcel “H” is 10%.

IV. Hotels Operations

Income from the Hotel segment dropped by 30.8%, down from Ps. 42.2 million for the first three months of fiscal year 2009 to Ps. 29.2 million for the same period of fiscal year 2010.

This was mainly due to the decrease in average occupancy, which stood at 49.4% compared to 73.1% for the same period of the previous fiscal year, partially offset by the performance of the average rate, which in the first three-month period of fiscal 2010 reached an average Ps.644 per room rate, compared to Ps.638 in the previous period. This drop in the occupancy average can be attributed to Hotel Llao-Llao and Hotel Intercontinental, whose average occupancy level for the three-month period ended September 2009 was 32.7% and 49.0%, respectively.

The following is information about our hotels for the three-month period ended as of September 30, 2009.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of September 30 of fiscal year Ps./000			Book value as of 09/30/09
						2009	2008	2007	(Ps.000)
Intercontinental (3)	11/01/97	76.34%	309	49.0%	579	11,333	13,832	11,853	56,341
Sheraton Libertador (4)	03/01/98	80.00%	200	67.9%	420	7,014	9,462	7,738	42,597
Llao Llao (5)	06/01/97	50.00%	201	32.7%	1,230	10,885	18,947	15,697	84,480
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	49.4%	644	29,233	42,241	35,278	205,318

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

V. Investments in Other Companies

ACQUISITION OF OWNERSHIP INTEREST IN HERSHA HOSPITALITY TRUST

On August 4, 2009, the Company, through Real Estate Investment Group (“REIG”), controlled and managed by IRSA, acquired 5,700,000 ordinary shares which represent, approximately, a 10.4% stake in Hersha Hospitality Trust’s capital stock (“Hersha”). Together with the acquisition of this shareholding, REIG is entitled to an option for a 5-year term to purchase a further 5,700,000 ordinary shares at a price of US$ 3 per share. The total purchase price payable by REIG was US$ 14,250,000. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain to the position of member of Hersha’s Board of Directors. As a result of this acquisition, IRSA’s total direct and indirect interest in Hersha is 7.36% as of September 30, 2009. Besides, in the event that all the holders exercise the options held by them, IRSA’s direct and indirect interest in Hersha would amount to 11.01%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriott International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

ACQUISITION OF SHARES IN BANCO HIPOTECARIO S.A.

In September 2009, Tyrus S.A. (a 100% controlled subsidiary) acquired 4,012,778 ADRs of Banco Hipotecario S.A., representative of 10 class D shares of nominal value $ 1 per share, for a total amount of US$ 10.0 million. As a result of this acquisition, the direct and indirect interest in Banco Hipotecario reached 24% over all the issued shares.

IRSA Inversiones y Representaciones Sociedad Anónima

VI. Financial and other transactions

Consolidated Financial Debt. As of September 30, 2009, the composition of the Company’s financial debt was as follows:

IRSA’s debt (without APSA)	Issue Currency	Outstanding Principal In equivalent US$ MM			Rate	Maturity

Short-term debt	AR$	US$	25.2		Float	Until Sept-09
Acquisition of shares in Palermo Invest S.A.	US$	US$	3.0		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$	0.2		7.00%	Dec-09
Guaranteed loans for Hoteles Argentinos	US$	US$	5.1		libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$	26.8		12.00%	Apr-13
IRSA’s Notes (Negotiable obligations)	US$	US$	150.0		8.50%	Feb-17
Total Debt		US$	210.4

APSA’s Debt	Issue Currency	Outstanding Principal In equivalent US$ MM(4)			Rate	Maturity

Short-term debt	AR$	US$	19.3		Float	Less than 180 days
Tarshop Bank Loans	AR$	US$	7.9		Float	Until May 2010
Acquisition of Beruti Plot	US$	US$	4.4		0.00%	Feb-10
Series I Notes	US$	US$	120.0	(3)	7.88%	May-17
Series II Notes	AR$	US$	34.3	(1)	11.00%	Jun-12
Total Debt		US$	191.7
APSA’s Convertible Notes (2)	US$	US$	15.5		10.00%	Jul-14

(1)	As of September 30, 2009 Alto Palermo S.A. repurchased a principal amount equivalent to 4,818,000 of Series II Notes and IRSA keeps a principal amount of 15,100,000 of Series II Notes in its portfolio.
(2)	It does not include 31,738,262 of APSA’s Convertible Negotiable Obligations held by IRSA.
(3)	Includes USD 39,643,000 in principal amount held by IRSA and USD 5,000,000 in principal amount held by APSA, which have been eliminated from the accounting as a result of its consolidation into IRSA.
(4)	Exchange rate used: USD 1 = ARS 3.8430

VII. Recent Events

Approval of dividend distribution. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the distribution of cash dividends for Ps.31.7 million. The Board of Directors resolved to adopt as dividend policy, the prorate distribution among the shareholders of up to 20% of the gross income from the “Offices and Other” segment, as defined in note 4 of its Income Statement per Segment as of June 30, of each year, or up to 20% of the net income as of June 30 of each year, whichever is higher. It should be noted that IRSA paid cash dividends for the last time in 1999.

Increase of Global Note Program. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 decided to increase the amount of the global program for the issuance of negotiable obligations for up to an amount of US$ 200,000,000 (or its equivalent in other currencies).

Creation of Global Program of Short-term Debt Securities. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a global program for the issuance of short-term debt securities (“VCP” as per the initials in Spanish) in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,000,000.

IRSA Inversiones y Representaciones Sociedad Anónima

VI. Brief comment on prospects for the next quarter

Our business performance has remained solid in the midst of a more adverse juncture compared to the previous year, thanks to the quality of our assets, which has translated into high occupancy levels and cash flow generation capacity.

Our shopping centers maintain very high occupancy levels and adhesion by tenants. The rhythm of sales in our shopping centers recovered toward the closing of the quarter after the deceleration experienced in July as a consequence of the H1N1 influenza outbreak. Tenants adhere to our new proposals, as shown by Dot Baires’ full occupancy levels. We will continue to work to improve commercial proposals in our portfolio, seeking to maintain high occupancy levels and traffic in our shopping centers and sustain sales growth rates, and working with the goal of enhancing our portfolio. In this sense, we will continue to make progress in the proceedings for obtaining authorization for the construction of a Shopping Center in Caballito, and we expect to conclude the acquisition of Shopping Soleil during this fiscal year.

As concerns the Consumer Financing business, the first quarter of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. We will continue to work with the aim of improving the operating and financial performance of this segment.

As concerns the lease Office and other segment, despite the year-on-year drop in occupancy levels lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of Buenos Aires and Greater Buenos Aires. In reply, we have a unique premium portfolio in the Buenos Aires downtown that arouses interest in the market among top-quality lessees. We will continue working toward maintaining high occupancy levels and optimizing our portfolio mix.

Regarding the Sale and Development of properties segment, we will make progress in the works schedule of the Horizons project through our subsidiary Cyrsa, where we have already started to recognize income. As concerns other ventures, we will continue sales in the Caballito Nuevo complex, in which work progress stands at 87%, and we will continue to work aimed at launching the project that involves the construction of tower buildings in the property adjacent to Shopping Abasto.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2009 and 2008 and the supplementary notes 1 to 20 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at September 30, 2009, and the consolidated statements of income and of cash flows for the three-month periods ended September 30, 2009 and 2008, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report on September 8, 2009, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2009.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at September 30, 2009, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 978, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2009.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. T° 1 F° 30
Norberto Fabián Montero	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 19, 2009.